Exhibit 99.1

Q2 2017

SECOND QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | SUSTAINABLE GROWTH AND INCOME

VERMILION ENERGY

Vermilion Energy Inc.	2017 Second Quarter Report

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Vermilion Energy Inc.	2017 Second Quarter Report

ABBREVIATIONS

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
HH	Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana
mbbls	thousand barrels
mcf	thousand cubic feet
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
MWh	megawatt hour
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
TTF	the price for natural gas in the Netherlands at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

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Vermilion Energy Inc.	2017 Second Quarter Report

HIGHLIGHTS

•	Average production increased by 4% in Q2 2017 to 67,240 boe/d as compared to 64,537 boe/d in the prior quarter. The increase was primarily attributable to higher volumes in Canada, France and the US.

•	Fund flows from operations ("FFO") for Q2 2017 was $147.1 million ($1.22/basic share(1)), an increase of 3% as compared to $143.4 million ($1.21/basic share) in Q1 2017. Higher FFO was primarily due to higher sales volumes, which more than offset the impact of lower commodity prices. Year-over-year, FFO increased by 16% as compared to Q2 2016 as a result of higher commodity prices and production growth.

•	We placed an additional 13 (11.5 net) wells on production in Canada during the second quarter, resulting in quarterly production growth of 14% for the Canadian business unit. Our drilling programs in the Mannville, Cardium and Midale projects continue to deliver predictable growth and improving cost efficiencies.

•	In the United States, the three (3.0 net) Turner Sand wells drilled in the first quarter were put on production during the second quarter. After a period of intermittent production testing, the three wells are now producing at a combined rate of 760 boe/d, with two of the wells performing above our type curve.

•	In France, we drilled and completed our first four (4.0 net) wells in the Neocomian fields, with all four wells on production during the second quarter. The combined IP30 oil rate from the four Neocomian wells was 600 bbls/d, which exceeded our expectations. We believe the 100% success rate and better-than-expected production results on this inaugural drilling program validate the long-term development potential of the Neocomian fields.

•	We received the required permits to execute our two-well (1.0 net) exploration drilling program and 220 square kilometre 3D seismic survey in the Netherlands. The new wells will be drilled during the third quarter. Subsequent to the quarter, we received ministry authorization to increase production on a key well, pending a public comment period on the ministry’s authorization. With the receipt of these permits, we expect to resume production growth from our Netherlands business unit in the second half of this year and through 2018, while we continue to pursue additional permits to support our long-term growth plans.

•	In Ireland, Corrib continues to outperform our expectations with production averaging 63.8 mmcf/d (10,634 boe/d) in Q2 2017 and 64.3 mmcf/d (10,718 boe/d) through the first half of 2017, representing approximately 98% of rated plant capacity.

•	On July 12, Vermilion and Canada Pension Plan Investment Board (“CPPIB”) announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell Exploration Company B.V.’s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018. At closing, Vermilion expects to assume operatorship of Corrib, and CPPIB plans to transfer the operating entity and a 1.5% working interest to Vermilion for €19.4 million, before closing adjustments.

•	We have elected to accelerate additional Canadian drilling and completion activity in the fourth quarter of 2017 that was originally planned for 2018. This will allow us to lock-in current services costs and avoid the pre-breakup service constraints we experienced in Q1 2017. Consequently, we are increasing our 2017 capital budget to $315 million, from $295 million previously, to reflect this acceleration. The incremental activity will include additional Cardium and Mannville drilling, completion and well tie-in activities, and some pre-drill expenditures for our 2018 program. Because the increased capital investment will occur late in 2017, our production guidance for 2017 is unaffected at 69,000 boe/d to 70,000 boe/d. However, we expect that the additional capital investment in 2017 will positively impact 2018, either by reducing capital investment or increasing production rates as compared to our previously-announced targets.

•	Effective with the July 2017 dividend payment, we have fully discontinued the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan.

•

Vermilion’s MSCI ESG (Environment, Social and Governance) rating increased from BBB to A for 2017, and our Governance Metrics score ranked in the 90th percentile globally. This follows our 13th-place ranking in the 2017 Corporate Knights Future 40 Responsible Corporate Leaders in Canada List. These recognitions reflect Vermilion’s continued focus on combining financial results with exemplary environmental, social and governance performance.

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of Management’s Discussion and Analysis.

TM	Denotes trademark of Canaccord Genuity Capital Corporation

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Vermilion Energy Inc.	2017 Second Quarter Report

HIGHLIGHTS

	Three Months Ended			Six Months Ended
($M except as indicated)	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
Financial	2017	2017	2016	2017	2016
Petroleum and natural gas sales	271,391	261,601	212,855	532,992	390,240
Fund flows from operations	147,123	143,434	126,568	290,557	220,235
Fund flows from operations ($/basic share) (1)	1.22	1.21	1.10	2.43	1.93
Fund flows from operations ($/diluted share) (1)	1.20	1.19	1.09	2.39	1.91
Net earnings (loss)	48,264	44,540	(55,696)	92,804	(141,544)
Net earnings (loss) ($/basic share)	0.40	0.38	(0.48)	0.78	(1.24)
Capital expenditures	58,875	95,889	71,714	154,764	134,487
Acquisitions	993	2,620	8,550	3,613	9,420
Asset retirement obligations settled	2,120	2,249	2,200	4,369	4,224
Cash dividends ($/share)	0.645	0.645	0.645	1.290	1.290
Dividends declared	77,858	76,593	74,662	154,451	147,509
% of fund flows from operations	53%	53%	59%	53%	67%
Net dividends (1)	48,617	41,087	24,146	89,704	49,003
% of fund flows from operations	33%	29%	19%	31%	22%
Payout (1)	109,612	139,225	98,060	248,837	187,714
% of fund flows from operations	75%	97%	78%	86%	85%
Net debt	1,314,766	1,377,636	1,398,950	1,314,766	1,398,950
Ratio of net debt to annualized fund flows from operations	2.2	2.4	2.8	2.3	3.2
Operational
Production
Crude oil and condensate (bbls/d)	28,525	26,832	28,416	27,683	28,808
NGLs (bbls/d)	3,821	2,694	2,713	3,260	2,693
Natural gas (mmcf/d)	209.36	210.07	198.93	209.71	200.02
Total (boe/d)	67,240	64,537	64,285	65,896	64,837
Average realized prices
Crude oil, condensate and NGLs ($/bbl)	59.40	64.14	53.90	61.50	46.63
Natural gas ($/mcf)	4.75	5.62	3.53	5.18	3.65
Production mix (% of production)
% priced with reference to WTI	20%	17%	20%	19%	20%
% priced with reference to AECO	24%	22%	22%	23%	24%
% priced with reference to TTF and NBP	28%	32%	29%	30%	28%
% priced with reference to Dated Brent	28%	29%	29%	28%	28%
Netbacks ($/boe)
Operating netback (1)	28.72	31.62	27.66	30.08	24.64
Fund flows from operations netback	23.66	25.75	21.90	24.63	19.00
Operating expenses	10.14	9.35	9.02	9.77	9.30
Average reference prices
WTI (US $/bbl)	48.28	51.92	45.59	50.10	39.52
Edmonton Sweet index (US $/bbl)	46.03	48.37	42.51	47.20	36.13
Dated Brent (US $/bbl)	49.83	53.78	45.57	51.81	39.73
AECO ($/mmbtu)	2.78	2.69	1.40	2.74	1.61
NBP ($/mmbtu)	6.52	7.96	5.78	7.26	5.88
TTF ($/mmbtu)	6.74	7.65	5.61	7.21	5.66
Average foreign currency exchange rates
CDN $/US $	1.34	1.32	1.29	1.33	1.33
CDN $/Euro	1.48	1.41	1.46	1.44	1.49
Share information ('000s)
Shares outstanding - basic	120,947	119,046	116,173	120,947	116,173
Shares outstanding - diluted (1)	123,794	122,135	118,948	123,794	118,948
Weighted average shares outstanding - basic	120,514	118,632	115,366	119,578	114,046
Weighted average shares outstanding - diluted (1)	122,660	120,722	116,587	121,488	115,090

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the “NON-GAAP FINANCIAL MEASURES” section of Management’s Discussion and Analysis.

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Vermilion Energy Inc.	2017 Second Quarter Report

MESSAGE TO SHAREHOLDERS

Oil prices were lower in the second quarter as the market remains focused on US supply growth and relatively high inventories. OPEC’s decision in late May to extend its production cuts until March 2018 did little to ease concerns about the current global supply glut. These industry conditions, and the resulting oil price retracement, have led the financial markets once again to a focus on sustainability in a “lower-for-longer” environment. At Vermilion, sustainability is central to our business model as we remained focused on self-funded growth and income. Despite the recent weakness in oil prices, we continue to operate our business with a sustainability ratio(1) under 100% based on the current forward strip. Our diversified global asset portfolio provides many inherent defensive characteristics that support this business model, including both commodity and project diversification. Our commodity diversification reduces the volatility of our revenue stream, while our project diversification allows us to allocate capital to the highest return projects depending on relative commodity prices.

All of our major business units remain free cash flow(1) positive under current strip pricing, as we continue to operate our business with a prudent focus on costs and profitability. Our Canadian business unit in particular has demonstrated the most dramatic improvement across our portfolio in recent years. As a result of having to compete for capital with our highly profitable and sustainable business units in Europe and Australia, the Canadian business unit has successfully transitioned into a free cash flow business over the past two years, and is on track to deliver double digit production growth this year while generating approximately 30% free cash flow, based on current strip pricing. Our Canadian business unit delivered 14% quarter-over-quarter production growth in Q2 2017, and in recent weeks has achieved a notable milestone with production exceeding 30,000 boe/d for the first time. Our Canadian assets are concentrated in two core areas, in west-central Alberta where we have a dominant position in the Mannville condensate play and the Cardium light oil play, and in the down-dip Midale light oil play in southeast Saskatchewan. With a deep inventory of high return, liquids-focused drilling locations, we project sustained production and free cash flow growth from our Canadian business unit.

We achieved another milestone during the second quarter, celebrating our 20-year anniversary in France. France remains a profitable and economically sustainable business unit. In addition, we are proud of our record of environmental and carbon sustainability in our French business. Consistent with President Macron’s previously-announced campaign platform, the newly elected French government announced its intention to not grant new exploration permits beyond those already in progress. We do not expect this new legislation, if passed, to have a material impact on Vermilion as our operations are focused on development activities such as well workovers, infill drilling and waterflood optimization. We look forward to the next twenty years of development activities in France, and to continue demonstrating that oil and gas production can be a sustainable part of the long-term energy transition.

In the Netherlands, we received the required permits to execute our drilling and seismic programs for 2017. In addition, we recently received ministry authorization to increase production on a key well, pending a public comment period on the ministry’s authorization.  With the receipt of these permits, we expect to resume production growth from our Netherlands business unit in the second half of this year and through 2018, while we continue to advance various permits to support our longer-term growth plans. Permitting in the Netherlands has always been a time-consuming and challenging process, but we believe the new permitting framework will ultimately improve the process for both communities and operators. We have a strong track record of profitable growth in the Netherlands, delivering seven years of consecutive growth at a 13% CAGR prior to 2017. While we were disappointed to break this string of production increases during 2017 due to the permitting delays, we remain committed to the Netherlands and are confident in the longer-term growth opportunities there.

We recently announced a strategic partnership with Canada Pension Plan Investment Board (“CPPIB”) in the Corrib Natural Gas Field in Ireland, whereby CPPIB will acquire Shell Exploration Company B.V.’s (“Shell”) 45% interest in the project. At closing, Vermilion expects to assume operatorship, and CPPIB plans to transfer the operating entity (SEPIL) along with the 1.5% working interest to Vermilion for €19.4 million ($28.4 million at current exchange rates) before closing adjustments, increasing our stake to 20%. We expect the acquisition to be accretive for all pertinent per share metrics including production, fund flows from operations, reserves and net asset value. We view the acquisition and assumption of operatorship of Corrib as a strategic milestone for Vermilion, and one that will add value over the long-term. Following the assumption of operatorship of Corrib, we estimate that we will operate 87% of our production base as compared to 72% currently.

We have elected to accelerate additional Canadian drilling and completion activity in the fourth quarter of 2017 that was originally planned for 2018. This will allow us to lock-in current services costs and avoid the pre-breakup service constraints we experienced in Q1 2017. Consequently, we are increasing our 2017 capital budget to $315 million, from $295 million previously, to reflect this accelerated activity. The incremental activity will include the drilling of two (2.0 net) Cardium wells, two (1.4 net) Mannville wells, additional completion and well tie-in activities, and other pre-drill expenditures for our 2018 program. Because the increased capital investment will occur late in 2017, our production guidance for 2017 is unaffected at 69,000 boe/d to 70,000 boe/d. However, we expect that the additional capital investment in 2017 will positively impact 2018, either by reducing capital investment or increasing production rates as compared to our previously-announced targets.

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Vermilion Energy Inc.	2017 Second Quarter Report

Q2 2017 Review

Vermilion's second quarter production increased by 4% to 67,240 boe/d from 64,537 boe/d in the prior quarter. The increase was primarily attributable to higher volumes in Canada, France and the US, where new production from our Q1 2017 drilling program more than offset lower volumes in the Netherlands and Australia. This increase was consistent with our expectation of sequential quarterly production growth throughout 2017 to achieve our full year production guidance of between 69,000 to 70,000 boe/d.

Fund flows from operations ("FFO") for Q2 2017 was $147.1 million ($1.22/basic share(1)) as compared to $143.4 million ($1.21/basic share) in Q1 2017. FFO increased 3% quarter-over-quarter, primarily due to higher sales volumes which more than offset the impact of lower commodity prices. Year-over-year, FFO increased by 16% as compared to Q2 2016 as a result of higher commodity prices and production growth. Vermilion generated net earnings of $48.2 million ($0.40/basic share) during the second quarter, representing our second consecutive quarter of positive net income.

Despite commodity price volatility, we continue to deliver profitable production growth with a strict focus on cost management, maintaining a payout ratio of less than 100%.

Effective with the July 2017 dividend payment, we have fully discontinued the Premium DividendTM Component of our Premium DividendTM and Dividend Reinvestment Plan.

Europe

In France, we drilled and completed our first wells in the Neocomian fields and have now placed all four wells on production. The combined IP30 oil rate from the four horizontal Neocomian wells was 600 bbls/d, which exceeded our expectations. The 100% success rate and better-than-expected production results on this inaugural drilling program validate the long-term development potential of the Neocomian fields. We believe the success of our Neocomian drilling program provides further depth to our low-risk development inventory in France.

In the Netherlands, as stated earlier, we received the required permits to execute our two-well (1.0 net) exploration drilling program in the Gorredjik and Drenthe VI production licenses. The new wells will be drilled during the third quarter. In addition, we received permits for a 220 square kilometre 3D seismic survey in the Akkrum and South Friesland III exploration licenses, which will be shot in the second half of this year. As previously mentioned, in mid-July, the Ministry of Economic Affairs published its approval for a production rate increase on a key well, which will become effective following a six-week public comment period.

In Germany, Vermilion assumed operatorship of the assets acquired in December 2016 from Engie E&P Deutschland GmbH. We commenced workover and artificial lift optimization operations on the acquired assets in February resulting in Q2 average production from the acquired assets of 2,200 boe/d, a 10% increase from Q1 levels. In March 2017, we were awarded an exploration license in Lower Saxony comprising 50,000 net acres surrounding the acquired oil fields.  The combination of our 2016 Engie acquisition, assumption of production operatorship, and the additional exploration acreage awarded in Lower Saxony further advance our objective of developing a material business unit in Germany.

Production from Corrib averaged 63.8 mmcf/d (10,634 boe/d) in Q2 2017 and has averaged 64.3 mmcf/d (10,718 boe/d) through the first half of 2017, representing approximately 98% of rated plant capacity. The project has continued to outperform expectations for well deliverability and downtime.

On July 12, Vermilion and CPPIB announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell Exploration Company B.V.’s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018. At closing, Vermilion expects to assume operatorship of Corrib, and CPPIB plans to transfer the operating entity and a 1.5% working interest to Vermilion for €19.4 million ($28.4 million at current exchange rates), before closing adjustments. Vermilion’s incremental 1.5% ownership of Corrib would represent production rate capability of approximately 850 boe/d based on 2017 production expectations, and approximately 2.0 million boe(2) of 2P reserves based on an independent evaluation by GLJ Petroleum Consultants Ltd. with an effective date of December 31, 2016. Assuming a purchase price of €19.4 million ($28.4 million at current exchange rates), before closing adjustments, the transaction metrics are estimated at approximately $33,400 per boe per day, $15.40 per boe of proved plus probable reserves(2) including future development capital (generating a 2P recycle ratio of 1.9 times based on projected 2017 netbacks), and 3.3 times estimated 2017 operating cash flow(1) using the forward commodity strip. The acquisition is expected to be accretive for all pertinent per share metrics including production, funds flow from operations, reserves, and net asset value. The Corrib acquisition significantly increases our degree of operating control over our asset base. Following the assumption of operatorship of Corrib, we estimate that we will operate 87% of our production base as compared to 72% currently.

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Vermilion Energy Inc.	2017 Second Quarter Report

North America

In Canada, capital activity decreased from the previous quarter due to spring break-up, resulting in limited drilling activity. Following an active drilling program in the first quarter, we brought 13 (11.5 net) wells on production during the second quarter, for a total of 34 (27.6 net) wells placed on production in the first half of 2017. The new wells contributed to quarter-over-quarter production growth of 14% for the Canadian business unit.  The Mannville program continues to deliver predictable growth from the 15 (10.3 net) wells brought on production so far this year, delivering an average IP60 of 470 boe/d. We have placed five (5.0 net) Cardium wells and 14 (12.3 net) Midale wells on production during the first half of 2017, with production results that are in line with expected well performance. In the Cardium, Drill, Complete, Equip and Tie-in (“DCET”) well costs averaged $2.3 million on a per-section basis for the 2017 program compared to $3.2 million during our last Cardium program in 2014.  Cardium costs were reduced in part by utilizing smaller pump jacks, which restrict production rates early in well life but should achieve the same ultimate recovery. In the Midale, per well costs decreased to $1.7 million for the 2017 program compared to $3.0 million in 2014.  We also continued to advance an infrastructure project supporting the continued growth of our Upper Mannville development in the Ferrier area.  We plan to start the construction of a 14 mmcf/d compressor station in Q4 2017 with start-up scheduled for Q2 2018.

In the United States, the three (3.0 net) Turner Sand wells drilled in the first quarter were put on production during the second quarter. After a period of intermittent production testing, the three wells are now producing at a combined rate of 760 boe/d in their third month of production. Two of the wells are performing above our type curve for the southern part of this play at current rates of approximately 330 boe/d and 325 boe/d respectively, with production still gradually increasing. The third well reached a peak IP30 of 140 boe/d, and is currently producing approximately 110 boe/d. Average DCET well costs decreased to US$3.5 million for the 2017 program, compared to US$4.2 million in 2016, even though average lateral length increased to 5,300 feet as compared to 4,600 feet previously. Our learning curve advancements in mechanical success and cost reduction in the 2017 program set the stage for increased future development in this project.

Australia

In Australia, progress continues on our debottlenecking project to further improve fluid handling capability on the Wandoo B platform. Once completed, we expect that this infrastructure enhancement will allow us to increase oil production on the platform by 600 to 700 bbls/d later in 2017.

Environmental, Social & Governance

Vermilion’s MSCI ESG (Environment, Social and Governance) rating increased from BBB to A for 2017 and our Governance Metrics score ranked in the 90th percentile globally. This follows our 13th-place ranking in the 2017 Corporate Knights Future 40 Responsible Corporate Leaders in Canada List. These recognitions reflect Vermilion’s continued focus on combining financial results with exemplary environmental, social and governance performance.

Board of Directors

Vermilion recently announced the appointment of Mr. Stephen Larke to the Board of Directors. Mr. Larke brings over 20 years of experience in energy capital markets, including research, sales, trading and equity finance. He is currently an Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. Prior to joining Azimuth, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary. Before Peters & Co., he was Vice-President and Director with TD Newcrest, serving in the role of energy equity analyst. Both at Peters & Co. and TD Newcrest, Mr. Larke received leading rankings in the Brendan Wood International survey of institutional investors. He holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and the Chartered Financial Analyst designation.

(signed “Anthony Marino”)

Anthony Marino

President & Chief Executive Officer

July 25, 2017

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of Management’s Discussion and Analysis.
(2)	Estimated proved plus probable reserves attributed to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 27, 2017 with an effective date of December 31, 2016.

TM	Denotes trademark of Canaccord Genuity Capital Corporation

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Vermilion Energy Inc.	2017 Second Quarter Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”), dated July 25, 2017, of Vermilion Energy Inc.’s (“Vermilion”, “We”, “Our”, “Us” or the “Company”) operating and financial results as at and for the three and six months ended June 30, 2017 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017 and the audited consolidated financial statements for the year ended December 31, 2016 and 2015, together with accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017 and comparative information have been prepared in Canadian dollars, except where another currency is indicated, and in accordance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standard Board (“IASB”).

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). These measures include:

•	Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see SEGMENTED INFORMATION in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS for a reconciliation of fund flows from operations to net earnings. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
•	Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “NON-GAAP FINANCIAL MEASURES”.

VERMILION’S BUSINESS

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, exploration, development and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

This MD&A separately discusses each of our business units in addition to our corporate segment.

CONDENSATE PRESENTATION

We report our condensate production in Canada and the Netherlands business units within the crude oil and condensate production line.  We believe that this presentation better reflects the historical and forecasted pricing for condensate, which is more closely correlated with crude oil pricing than with pricing for propane, butane and ethane (collectively “NGLs” for the purposes of this report).

2017 GUIDANCE

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d. On July 26, 2017 we announced an increase in our capital expenditure guidance from $295 million to $315 million following the acceleration of 2018 activities in our Canadian business unit.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000
2017 Guidance	July 26, 2017	315	69,000 to 70,000

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Vermilion Energy Inc.	2017 Second Quarter Report

CONSOLIDATED RESULTS OVERVIEW

	Three Months Ended			% change		Six Months Ended		% change
	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Production
Crude oil and condensate (bbls/d)	28,525	26,832	28,416	6%	-	27,683	28,808	(4%)
NGLs (bbls/d)	3,821	2,694	2,713	42%	41%	3,260	2,693	21%
Natural gas (mmcf/d)	209.36	210.07	198.93	-	5%	209.71	200.02	5%
Total (boe/d)	67,240	64,537	64,285	4%	5%	65,896	64,837	2%
Sales
Crude oil and condensate (bbls/d)	29,639	24,218	27,644	22%	7%	26,943	27,646	(3%)
NGLs (bbls/d)	3,821	2,694	2,713	42%	41%	3,260	2,693	21%
Natural gas (mmcf/d)	209.36	210.07	198.93	-	5%	209.71	200.02	5%
Total (boe/d)	68,355	61,923	63,514	10%	8%	65,157	63,676	2%
Build (draw) in inventory (mbbls)	(102)	235	70			133	212
Financial metrics
Fund flows from operations ($M)	147,123	143,434	126,568	3%	16%	290,557	220,235	32%
Per share ($/basic share)	1.22	1.21	1.10	1%	11%	2.43	1.93	26%
Net earnings (loss)	48,264	44,540	(55,696)	8%	N/A	92,804	(141,544)	N/A
Per share ($/basic share)	0.40	0.38	(0.48)	5%	N/A	0.78	(1.24)	N/A
Net debt ($M)	1,314,766	1,377,636	1,398,950	(5%)	(6%)	1,314,766	1,398,950	(6%)
Cash dividends ($/share)	0.645	0.645	0.645	-	-	1.290	1.290	-
Activity
Capital expenditures ($M)	58,875	95,889	71,714	(39%)	(18%)	154,764	134,487	15%
Acquisitions ($M)	993	2,620	8,550	(62%)	(88%)	3,613	9,420	(62%)
Gross wells drilled	2.00	29.00	4.00			31.00	16.00
Net wells drilled	1.40	25.41	3.1			26.81	11.40

Operational review

•	Consolidated average production increased by 4% in Q2 2017 versus Q1 2017. This increase in production was primarily attributable to higher volumes in Canada, France, and the US.
•	Consolidated average production increased by 5% and 2% for the three and six months ended June 30, 2017, versus the comparable periods in 2016. This increase was primarily due to increased production in Ireland, as well as incremental volumes from our acquisition in Germany that closed in late 2016.

•	For the three months ended June 30, 2017, capital expenditures of $58.9 million related primarily to Canada, France, and Australia. In Canada, capital expenditures of $20.6 million related primarily to completion and tie-in activities for wells drilled in the prior quarter. In France, capital expenditures of $16.7 million largely related to a subsurface and workover program. In Australia, capital expenditures of $9.2 million related primarily to improvements to oil and water processing capacity at our Wandoo B platform.

Financial review

Net earnings

•	Net earnings for Q2 2017 was $48.3 million ($0.40/basic share), an 8% increase from net earnings of $44.5 million ($0.38/basic share) in Q1 2017. The increase in net earnings was primarily due to higher revenue resulting from higher sales volumes and a $38.6 million unrealized foreign exchange gain due to the strengthening of the Euro relative to the Canadian dollar.
•

Net earnings for the three and six months ended June 30, 2017 of $48.3 million ($0.40/basic share) and $92.8 million ($0.78/basic share), respectively, compared to net losses of $55.7 million ($0.48/basic share) and $141.5 million ($1.24/basic share) in the comparable periods in 2016. The change in net earnings was primarily attributable to higher revenue as a result of higher commodity prices, as well as the impact of unrealized gains on derivative instruments and foreign exchange.

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Vermilion Energy Inc.	2017 Second Quarter Report

Fund flows from operations

•	Generated fund flows from operations of $147.1 million during Q2 2017, an increase of 3% from Q1 2017. This quarter-over-quarter increase occurred despite lower commodity prices due to higher sales volumes in Australia and France which was a result of favourable inventory variances and higher production in Canada.
•	Fund flows from operations increased by 16% and 32% for the three and six months ended June 30, 2017, driven by higher commodity prices and higher sales volumes in Ireland, Germany, and Australia.

Net debt

•	Net debt decreased to $1.31 billion as at June 30, 2017 from $1.43 billion at December 31, 2016 as fund flows from operations generated in excess of capital expenditures and net dividends was used to reduce long-term debt.

Dividends

•	Declared dividends of $0.215 per common share per month during the six months ended June 30, 2017, totalling $1.29 per common share.

COMMODITY PRICES

	Three Months Ended			% change		Six Months Ended		% change
	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Average reference prices
Crude oil
WTI (US $/bbl)	48.28	51.92	45.59	(7%)	6%	50.10	39.52	27%
Edmonton Sweet index (US $/bbl)	46.03	48.37	42.51	(5%)	8%	47.20	36.13	31%
Dated Brent (US $/bbl)	49.83	53.78	45.57	(7%)	9%	51.81	39.73	30%
Natural gas
AECO ($/mmbtu)	2.78	2.69	1.40	3%	99%	2.74	1.61	70%
NBP ($/mmbtu)	6.52	7.96	5.78	(18%)	13%	7.26	5.88	23%
NBP (€/mmbtu)	4.41	5.64	3.97	(22%)	11%	5.02	3.96	27%
TTF ($/mmbtu)	6.74	7.65	5.61	(12%)	20%	7.21	5.66	27%
TTF (€/mmbtu)	4.56	5.43	3.86	(16%)	18%	4.99	3.81	31%
Henry Hub ($/mmbtu)	4.28	4.38	2.52	(2%)	70%	4.33	2.69	61%
Henry Hub (US $/mmbtu)	3.18	3.31	1.95	(4%)	63%	3.25	2.02	61%
Average foreign currency exchange rates
CDN $/US $	1.34	1.32	1.29	2%	4%	1.33	1.33	-
CDN $/Euro	1.48	1.41	1.46	5%	1%	1.44	1.49	(3%)

•	While crude oil prices for the six months ended June 30, 2017 were significantly higher than the 2016 period, they have been volatile during the comparative quarters presented. Crude oil prices in Q2 2017 were 5% to 7% lower than Q1 2017 but 6% to 9% higher than Q2 2016.
•	Field maintenance, strong early quarter US exports, and domestic demand resulted in increased AECO prices of 3% versus Q1 2017 and 99% versus Q2 2016.
•	Weaker demand, increasing liquefied natural gas imports, and issues related to the UK’s Rough storage facility resulted in weaker European natural gas prices in Q2 2017 as compared to Q1 2017.
•	In Q2 2017, the Canadian dollar weakened slightly against both the US dollar and the Euro as compared to Q1 2017.

10

Vermilion Energy Inc.	2017 Second Quarter Report

FUND FLOWS FROM OPERATIONS

	Three Months Ended						Six Months Ended
	Jun 30, 2017		Mar 31, 2017		Jun 30, 2016		Jun 30, 2017		Jun 30, 2016
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Petroleum and natural gas sales	271,391	43.63	261,601	46.94	212,855	36.83	532,992	45.19	390,240	33.67
Royalties	(17,736)	(2.85)	(16,205)	(2.91)	(12,355)	(2.14)	(33,941)	(2.88)	(26,316)	(2.27)
Petroleum and natural gas revenues	253,655	40.78	245,396	44.03	200,500	34.69	499,051	42.31	363,924	31.40
Transportation	(10,843)	(1.74)	(9,819)	(1.76)	(9,860)	(1.71)	(20,662)	(1.75)	(20,250)	(1.75)
Operating	(63,074)	(10.14)	(52,121)	(9.35)	(52,116)	(9.02)	(115,195)	(9.77)	(107,744)	(9.30)
General and administration	(13,167)	(2.12)	(13,151)	(2.36)	(15,493)	(2.68)	(26,318)	(2.23)	(29,070)	(2.51)
PRRT	(6,468)	(1.04)	(5,434)	(0.97)	(144)	(0.02)	(11,902)	(1.01)	(272)	(0.02)
Corporate income taxes	(4,047)	(0.65)	(7,479)	(1.34)	(5,564)	(0.96)	(11,526)	(0.98)	(8,724)	(0.75)
Interest expense	(15,508)	(2.49)	(14,695)	(2.64)	(13,647)	(2.36)	(30,203)	(2.56)	(28,397)	(2.45)
Realized gain (loss) on derivatives	5,342	0.86	(1,851)	(0.33)	21,501	3.72	3,491	0.30	49,924	4.31
Realized foreign exchange gain	981	0.16	2,546	0.46	1,329	0.23	3,527	0.30	677	0.06
Realized other income	252	0.04	42	0.01	62	0.01	294	0.02	167	0.0
Fund flows from operations	147,123	23.66	143,434	25.75	126,568	21.90	290,557	24.63	220,235	19.00

The following table shows a reconciliation of the change in fund flows from operations:

($M)	Q2/17 vs. Q1/17	Q2/17 vs. Q2/16	2017 vs. 2016
Fund flows from operations - Comparative period	143,434	126,568	220,235
Sales volume variance:
Canada	14,421	4,190	(6,757)
France	9,917	(1,972)	(13,418)
Netherlands	(5,110)	(8,396)	(15,641)
Germany	113	7,591	15,047
Ireland	(255)	8,143	23,262
Australia	16,939	7,722	8,514
United States	2,423	1,542	1,218
Pricing variance on sales volumes:
WTI	(5,318)	5,331	29,096
AECO	(1,401)	12,750	20,539
Dated Brent	(10,137)	10,622	47,813
TTF and NBP	(11,802)	11,013	33,079
Changes in:
Royalties	(1,531)	(5,381)	(7,625)
Transportation	(1,024)	(983)	(412)
Operating	(10,953)	(10,958)	(7,451)
General and administration	(16)	2,326	2,752
PRRT	(1,034)	(6,324)	(11,630)
Corporate income taxes	3,432	1,517	(2,802)
Interest	(813)	(1,861)	(1,806)
Realized derivatives	7,193	(16,159)	(46,433)
Realized foreign exchange	(1,565)	(348)	2,850
Realized other income	210	190	127
Fund flows from operations - Current period	147,123	147,123	290,557

Please see CONSOLIDATED RESULTS OVERVIEW for a discussion of the key variances for the periods presented.

Fluctuations in fund flows from operations may occur as a result of changes in commodity prices and costs to produce petroleum and natural gas. In addition, fund flows from operations may be significantly affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized.

11

Vermilion Energy Inc.	2017 Second Quarter Report

CANADA BUSINESS UNIT

Overview

•	Production and assets focused in West Pembina near Drayton Valley, Alberta and Northgate in southeast Saskatchewan.
•	Potential for three significant resource plays sharing the same surface infrastructure in the West Pembina region in Alberta:

- Cardium light oil (1,800m depth) - in development phase

- Mannville condensate-rich gas (2,400 - 2,700m depth) - in development phase

- Duvernay condensate-rich gas (3,200 - 3,400m depth) - in appraisal phase with no investment at present

•	Southeast Saskatchewan light oil development::

- Primary target is the Mississippian Midale formation (1,400 - 1,700m depth)

- Secondary targets of Mississippian Frobisher (1,400 - 1,700m depth) and Devonian Bakken/Three Forks (2,000 - 2,100m depth)

Operational and financial review

	Three Months Ended			% change		Six Months Ended		% change
Canada business unit	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Production and sales
Crude oil and condensate (bbls/d)	9,205	7,987	9,453	15%	(3%)	8,599	9,885	(13%)
NGLs (bbls/d)	3,745	2,670	2,687	40%	39%	3,210	2,660	21%
Natural gas (mmcf/d)	93.68	85.74	87.44	9%	7%	89.73	92.30	(3%)
Total (boe/d)	28,563	24,947	26,713	14%	7%	26,765	27,928	(4%)
Production mix (% of total)
Crude oil and condensate	32%	32%	35%			32%	35%
NGLs	13%	11%	10%			12%	10%
Natural gas	55%	57%	55%			56%	55%
Activity
Capital expenditures	20,599	57,457	5,619	(64%)	267%	78,056	35,390	121%
Acquisitions	935	576	796			1,511	1,551
Gross wells drilled	1.00	22.00	2.00			23.00	14.0
Net wells drilled	0.40	18.41	1.14			18.81	9.40
Financial results
Sales	83,643	75,500	61,731	11%	35%	159,143	117,841	35%
Royalties	(8,805)	(8,499)	(3,770)	4%	134%	(17,304)	(9,268)	87%
Transportation	(3,944)	(4,103)	(3,759)	(4%)	5%	(8,047)	(7,910)	2%
Operating	(19,347)	(16,670)	(16,460)	16%	18%	(36,017)	(37,803)	(5%)
General and administration	(3,127)	(1,698)	(4,305)	84%	(27%)	(4,825)	(6,781)	(29%)
Fund flows from operations	48,420	44,530	33,437	9%	45%	92,950	56,079	66%
Netbacks ($/boe)
Sales	32.18	33.63	25.39	(4%)	27%	32.85	23.18	42%
Royalties	(3.39)	(3.79)	(1.55)	(11%)	119%	(3.57)	(1.82)	96%
Transportation	(1.52)	(1.83)	(1.55)	(17%)	(2%)	(1.66)	(1.56)	6%
Operating	(7.44)	(7.42)	(6.77)	-	10%	(7.43)	(7.44)	-
General and administration	(1.20)	(0.76)	(1.77)	58%	(32%)	(1.00)	(1.33)	(25%)
Fund flows from operations netback	18.63	19.83	13.75	(6%)	35%	19.19	11.03	74%
Realized prices
Crude oil and condensate ($/bbl)	62.46	64.76	56.67	(4%)	10%	63.52	47.81	33%
NGLs ($/bbl)	21.11	24.12	9.56	(12%)	121%	22.35	8.4	164%
Natural gas ($/mmbtu)	2.83	2.99	1.34	(5%)	111%	2.91	1.65	76%
Total ($/boe)	32.18	33.63	25.39	(4%)	27%	32.85	23.18	42%
Reference prices
WTI (US $/bbl)	48.28	51.92	45.59	(7%)	6%	50.10	39.52	27%
Edmonton Sweet index (US $/bbl)	46.03	48.37	42.51	(5%)	8%	47.20	36.13	31%
Edmonton Sweet index ($/bbl)	61.90	63.99	54.78	(3%)	13%	62.96	48.11	31%
AECO ($/mmbtu)	2.78	2.69	1.40	3%	99%	2.74	1.61	70%

12

Vermilion Energy Inc.	2017 Second Quarter Report

Production

•	Q2 2017 average production increased by 14% from Q1 2017 primarily due to organic production growth in our Mannville condensate-rich gas resource play and organic production growth in southeast Saskatchewan. On a year-over-year basis, production increased 7% as a result of strong organic production growth in the Mannville.
•	Mannville production averaged approximately 14,700 boe/d in Q2 2017 representing a 23% increase quarter-over-quarter.
•	Cardium production averaged approximately 5,700 boe/d in Q2 2017, in line with prior quarter.
•	Production from southeast Saskatchewan averaged approximately 2,900 boe/d in Q2 2017, an increase of 45% quarter-over-quarter.

Activity review

•	Vermilion did not drill any operated wells in the second quarter and participated in the drilling of one (0.4 net) non-operated well.

Mannville

•	During Q2 2017, we brought four (3.2 net) operated wells on production. We participated in the drilling of one (0.4 net) non-operated well.
•	In 2017, we plan to drill or participate in 23 (16.3 net) wells.

Cardium

•	In Q2 2017, we brought three (3.0 net) operated wells on production.
•	Our 2017 program has been expanded to drill seven (7.0 net) wells.

Saskatchewan

•	In Q2 2017 we brought five (5.0 net) operated wells on production and placed one (0.3 net) non-operated wells on production.
•	In 2017, we plan to drill or participate in 13 (11.3 net) wells.

Sales

•	The realized price for our crude oil and condensate production in Canada is linked to WTI, and is also subject to market conditions in western Canada. These market conditions can result in fluctuations in the pricing differential to WTI, as reflected by the Edmonton Sweet index price. The realized price of our NGLs in Canada is based on product specific differentials pertaining to trading hubs in the United States. The realized price of our natural gas in Canada is based on the AECO index in Canada.
•	Q2 2017 sales per boe decreased compared to Q1 2017 due to lower crude oil pricing.
•	For the three and six months ended June 30, 2017, sales per boe increased versus the comparable periods in 2016 as a result of higher average crude oil and natural gas pricing.

Royalties

•	In Q2 2017, royalties as a percentage of sales decreased to 10.5% from 11.3% in Q1 2017 due to the impact of a favourable gas cost allowance adjustment in Alberta in Q2 2017.
•	For the three and six months ended June 30, 2017, royalties as a percentage of sales increased to 10.5% and 10.9%, respectively, compared to 6.1% and 7.9% in the comparable periods in the prior year due to the impact of higher commodity prices on the sliding scale used to determine royalty rates.

Transportation

•	Transportation expense relates to the delivery of crude oil and natural gas production to major pipelines where legal title transfers.
•	In Q2 2017, transportation expense on a per unit basis decreased compared to Q1 2017 due to the absence of a prior period adjustment that was recorded in Q1 2017. Absent this prior period adjustment, transportation expense was relatively consistent quarter-over-quarter. On a dollar basis, transportation expense was relatively consistent with Q1 2017 as higher volumes in Q2 2017 offset the impact of the prior period adjustment recorded in the prior quarter.
•	For the three and six months ended June 30, 2017, transportation expense on a per unit and dollar basis were relatively consistent with the comparable periods in 2016.

Operating

•	In Q2 2017, operating expense on a per unit basis was relatively consistent with Q1 2017. Operating expense on a dollar basis increased compared to Q1 2017 as a result of higher volumes.
•	Operating expense was higher on a per unit and dollar basis in Q2 2017 versus Q2 2016 due to expenditure timing. For the six months ended June 30, 2017, operating expense was relatively consistent on a per unit basis as compared to the same period in the prior year. On a dollar basis, operating expense decreased modestly year-over-year due to lower volumes.

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Vermilion Energy Inc.	2017 Second Quarter Report

General and administration

•	The increase in general and administration expense for Q2 2017 as compared to Q1 2017 was primarily the result of expenditure timing.
•	For the three and six months ended June 30, 2017, the decreases in general and administration expense versus the comparable periods in the prior year were due to ongoing initiatives to reduce our cost structure.

Current income taxes

•	As a result of our tax pools in Canada, we do not expect to incur current income taxes in the Canada Business Unit for the foreseeable future.

14

Vermilion Energy Inc.	2017 Second Quarter Report

FRANCE BUSINESS UNIT

Overview

•	Entered France in 1997 and completed three subsequent acquisitions, including two in 2012.
•	Largest oil producer in France, constituting approximately three-quarters of domestic oil production.
•	Low base decline producing assets comprised of large conventional oil fields with high working interests located in the Aquitaine and Paris Basins.
•	Identified inventory of workover, infill drilling, and secondary recovery opportunities.

Operational and financial review

	Three Months Ended			% change		Six Months Ended		% change
France business unit	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Production
Crude oil (bbls/d)	11,368	10,834	12,326	5%	(8%)	11,103	12,273	(10%)
Natural gas (mmcf/d)	-	0.01	0.54	(100%)	(100%)	-	0.49	(100%)
Total (boe/d)	11,368	10,836	12,416	5%	(8%)	11,103	12,354	(10%)
Sales
Crude oil (bbls/d)	11,259	9,760	11,616	15%	(3%)	10,514	11,899	(12%)
Natural gas (mmcf/d)	-	0.01	0.54	(100%)	(100%)	-	0.49	(100%)
Total (boe/d)	11,259	9,761	11,706	15%	(4%)	10,514	11,980	(12%)
Inventory (mbbls)
Opening crude oil inventory	245	148	247			148	243
Crude oil production	1,034	975	1,122			2,010	2,234
Crude oil sales	(1,025)	(878)	(1,057)			(1,904)	(2,165)
Closing crude oil inventory	254	245	312			254	312
Activity
Capital expenditures	16,682	20,916	12,772	(20%)	31%	37,598	26,235	43%
Gross wells drilled	1.00	4.00	-			5.00	-
Net wells drilled	1.00	4.00	-			5.00	-
Financial results
Sales	63,615	59,610	61,591	7%	3%	123,225	109,716	12%
Royalties	(6,247)	(5,320)	(6,564)	17%	(5%)	(11,567)	(13,330)	(13%)
Transportation	(3,686)	(3,032)	(3,476)	22%	6%	(6,718)	(7,189)	(7%)
Operating	(12,153)	(11,369)	(11,265)	7%	8%	(23,522)	(25,585)	(8%)
General and administration	(3,713)	(3,070)	(4,734)	21%	(22%)	(6,783)	(9,410)	(28%)
Current income taxes	(1,830)	(4,982)	(921)	(63%)	99%	(6,812)	(955)	613%
Fund flows from operations	35,986	31,837	34,631	13%	4%	67,823	53,247	27%
Netbacks ($/boe)
Sales	62.09	67.85	57.82	(8%)	7%	64.75	50.32	29%
Royalties	(6.10)	(6.06)	(6.16)	1%	(1%)	(6.08)	(6.11)	-
Transportation	(3.60)	(3.45)	(3.26)	4%	10%	(3.53)	(3.30)	7%
Operating	(11.86)	(12.94)	(10.57)	(8%)	12%	(12.36)	(11.73)	5%
General and administration	(3.62)	(3.49)	(4.44)	4%	(18%)	(3.56)	(4.32)	(18%)
Current income taxes	(1.79)	(5.67)	(0.86)	(68%)	108%	(3.58)	(0.44)	714%
Fund flows from operations	35.12	36.24	32.53	(3%)	8%	35.64	24.42	46%
Realized prices
Crude oil ($/bbl)	62.09	67.86	58.19	(9%)	7%	64.75	50.60	28%
Natural gas ($/mmbtu)	-	1.52	1.58	(100%)	(100%)	1.52	1.62	(6%)
Total ($/boe)	62.09	67.85	57.82	(8%)	7%	64.75	50.32	29%
Reference prices
Dated Brent (US $/bbl)	49.83	53.78	45.57	(7%)	9%	51.81	39.73	30%
Dated Brent ($/bbl)	67.01	71.15	58.72	(6%)	14%	69.10	52.91	31%

15

Vermilion Energy Inc.	2017 Second Quarter Report

Production

•	Q2 2017 production increased 5% versus the prior quarter due to production additions from our Champotran and Neocomian drilling programs. Production decreased by 8% versus Q2 2016 due to production declines, well downtime and third party restrictions impacting Vic Bilh gas production. These decreases more than offset new well production and optimization activities.

Activity review

•	During Q2 2017 we drilled one (1.0 net) well in the Neocomian field, completing our first drilling program with all four (4.0 net) wells successfully brought on production.
•	We have completed our drilling and completion activity for 2017, which included the drilling and completion of four (4.0 net) Neocomian wells and one (1.0 net) horizontal sidetrack well in the Vulaines field as well as the completion of four (4.0 net) Champotran wells that were drilled in Q4 2016.
•	In addition to the drilling and completion activity, we will continue to focus on workover and optimization activities throughout the remainder of 2017.

Sales

•	Crude oil in France is priced with reference to Dated Brent.
•	Q2 2017 sales per boe decreased versus Q1 2017 as a result of lower Dated Brent prices. The decrease in price was more than offset by higher sales volumes, resulting in an increase in sales.
•	Sales per boe for the three and six months ended June 30, 2017 increased versus the comparable periods in 2016 due to stronger Dated Brent pricing. For the three and six months ended June 30, 2017, the increase in price was partially offset by lower sales volumes. Based on anticipated shipment schedules, we expect that the inventory build that occurred in the first half of 2017 will reverse over the course of the year.

Royalties

•	Royalties in France relate to two components: RCDM (levied on units of production and not subject to changes in commodity prices) and R31 (based on a percentage of sales).
•	Royalties as a percentage of sales of 9.8% in Q2 2017 was higher than 8.9% in Q1 2017 as a result of the impact of fixed RCDM royalties coupled with lower realized pricing in the quarter.
•	For the three and six months ended June 30, 2017, royalties as a percentage of sales of 9.8% and 9.4%, respectively, were lower than the comparable periods in the prior year (10.7% and 12.1%, respectively) as a result of the impact of fixed RCDM royalties coupled with higher realized pricing in the current year.

Transportation

•	Transportation expense increased in Q2 2017 compared to Q1 2017 and Q2 2016 due to increased vessel-based shipments of crude oil in the current quarter versus the comparable quarters.
•	For the six months ended June 30, 2017, transportation expense decreased compared to the same period in 2016 due to fewer vessel-based shipments of crude oil and the strengthening of the Canadian dollar versus the Euro.

Operating

•	Operating expense on a per unit basis decreased 8% quarter-over-quarter as the unfavourable foreign exchange impact of the Euro strengthening against the Canadian dollar was offset by higher sales volumes. On a dollar basis, operating expense increased 7% in Q2 2017 compared to Q1 2017 due to the unfavourable foreign exchange impact.
•	Operating expense on both a per unit and dollar basis increased in Q2 2017 compared to Q2 2016 largely due to higher electricity costs. For the six months ended June 30, 2017, operating expense on a per unit basis increased year-over-year due to higher electricity costs. On a dollar basis, operating expense decreased due to lower sales volumes.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In France, current income taxes are applied to taxable income, after eligible deductions, at a statutory rate of 34.4%. For 2017, the effective rate on current taxes is expected to be between approximately 6% to 8% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	Current income taxes in Q2 2017 were lower compared to Q1 2017 as increased sales in Q2 2017 were offset by a lower forecasted full year effective tax rate. Current income taxes for the three and six months ended June 30, 2017 were higher than the comparable periods in the prior year due to increased sales in 2017.

16

Vermilion Energy Inc.	2017 Second Quarter Report

NETHERLANDS BUSINESS UNIT

Overview

•	Entered the Netherlands in 2004.
•	Second largest onshore gas producer.
•	Interests include 24 onshore licenses and two offshore licenses.
•	Licenses include more than 800,000 net acres of land, 95% of which is undeveloped.

Operational and financial review

	Three Months Ended			% change		Six Months Ended		% change
Netherlands business unit	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Production and sales
Condensate (bbls/d)	104	76	96	37%	8%	90	105	(14%)
Natural gas (mmcf/d)	31.58	39.92	49.18	(21%)	(36%)	35.73	51.29	(30%)
Total (boe/d)	5,368	6,729	8,293	(20%)	(35%)	6,044	8,654	(30%)
Activity
Capital expenditures	5,973	1,712	8,566	249%	(30%)	7,685	11,562	(34%)
Acquisitions	(16)	16	-			-	-
Financial results
Sales	19,126	26,762	23,973	(29%)	(20%)	45,888	51,259	(10%)
Royalties	(296)	(419)	(396)	(29%)	(25%)	(715)	(856)	(16%)
Operating	(4,892)	(4,841)	(4,306)	1%	14%	(9,733)	(10,282)	(5%)
General and administration	(560)	(596)	(1,223)	(6%)	(54%)	(1,156)	(1,996)	(42%)
Current income taxes	(754)	(907)	(3,260)	(17%)	(77%)	(1,661)	(5,460)	(70%)
Fund flows from operations	12,624	19,999	14,788	(37%)	(15%)	32,623	32,665	0%
Netbacks ($/boe)
Sales	39.16	44.19	31.77	(11%)	23%	41.94	32.55	29%
Royalties	(0.61)	(0.69)	(0.52)	(12%)	17%	(0.65)	(0.54)	20
Operating	(10.01)	(7.99)	(5.71)	25%	75%	(8.90)	(6.53)	36%
General and administration	(1.14)	(0.98)	(1.62)	16%	(30%)	(1.06)	(1.27)	(17%)
Current income taxes	(1.54)	(1.50)	(4.32)	3%	(64%)	(1.52)	(3.47)	(56%)
Fund flows from operations netback	25.86	33.03	19.60	(22%)	32%	29.81	20.74	44%
Realized prices
Condensate ($/bbl)	49.59	58.33	45.05	(15%)	10%	53.26	38.10	40%
Natural gas ($/mmbtu)	6.49	7.34	5.27	(12%)	23%	6.96	5.41	29%
Total ($/boe)	39.16	44.19	31.77	(11%)	23	41.94	32.55	29%
Reference prices
TTF ($/mmbtu)	6.74	7.65	5.61	(12%)	20%	7.2	5.66	27%
TTF (€/mmbtu)	4.56	5.43	3.86	(16%)	18%	4.99	3.81	31%

Production

•	Q2 2017 production decreased 20% quarter-over-quarter and 35% year-over-year due to the restriction of production related to permitting delays and the scheduled major turnaround project at our Garjip Treatment Centre that occurred in June.
•	Production in the Netherlands is currently restricted as we await production permits on certain wells.

Activity review

•	Q2 2017 was focused on preparation for our 2017 two (1.0 net) well drilling program, which commenced in early July as well as addressing production permitting delays.
•	During the remainder of 2017, we plan to drill two (1.0 net) exploration wells and execute a 220 square kilometre 3D seismic survey.

17

Vermilion Energy Inc.	2017 Second Quarter Report

Sales

•	The price of our natural gas in the Netherlands is based on the TTF index.
•	Q2 2017 sales per boe decreased versus Q1 2017, consistent with a decrease in the TTF reference price.
•	Sales per boe for the three and six months ended June 30, 2017 increased versus the comparable periods in the prior year, consistent with increases in the TTF reference price.

Royalties

•	In the Netherlands, we pay overriding royalties on certain wells. As such, fluctuations in royalty expense in the periods presented primarily relates to the amount of production from those wells subject to overriding royalties.

Transportation

•	Our production in the Netherlands is not subject to transportation expense as gas is sold at the plant gate.

Operating

•	Q2 2017 operating expense on a per boe basis increased versus Q1 2017 due to the impact of relatively consistent total amounts of fixed costs on lower volumes and unfavourable foreign exchange variances. In dollars, operating expense was relatively consistent.
•	For the three and six months ended June 30, 2017, operating expense on a per boe basis increased versus the comparable periods in the prior year due to the impact of lower volumes. For the three months ended June 30, 2017, operating expense increased as compared to the same quarter in the prior year due to lower cost recoveries from the Garijp Treatment Centre resulting from a reduction in volumes. For the six months ended June 30, 2017, operating expense decreased as compared to the same period in the prior year due to a favourable foreign exchange impact.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In the Netherlands, current income taxes are applied to taxable income, after eligible deductions and a 10% uplift deduction applied to operating expenses, eligible G&A and tax deductions for depletion and abandonment retirement obligations, at a tax rate of 50%. For 2017, the effective rate on current taxes is expected to be between approximately 4% and 6% of pre-tax fund flows from operations. This rate is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	Current income taxes in Q2 2017 were lower compared to Q1 2017 due to decreased sales in Q2 2017.
•	Current income taxes in the three and six months ended June 30, 2017 were lower compared to the 2016 periods mainly due to a lower forecasted full year effective tax rate in 2017 compared to 2016.

18

Vermilion Energy Inc.	2017 Second Quarter Report

GERMANY BUSINESS UNIT

Overview

•	Vermilion entered Germany in February 2014.
•	Vermilion successfully integrated the December 2016 acquisition of operated and non-operated interests in five oil and three gas producing fields from Engie E&P Deutschland GmbH (“Engie Acquisition”). Vermilion has assumed operatorship of six of the eight producing fields, representing our first operated producing properties in Germany.
•	Hold a 25% interest in a four partner consortium. Associated assets include four gas producing fields spanning 11 production licenses as well as an exploration license in surrounding fields. Total license area comprises 204,000 gross acres, of which 85% is in the exploration license.
•	Entered into a farm-in agreement in July 2015 that provides Vermilion with participating interest in 18 onshore exploration licenses in northwest Germany, comprising approximately 850,000 net undeveloped acres of oil and natural gas rights. Vermilion will operate 11 of the 18 licenses during the exploration phase.
•	Awarded an exploration license in Lower Saxony in March 2017 comprising 50,000 net acres surrounding the operated oil fields acquired in December 2016.

Operational and financial review

	Three Months Ended			% change		Six Months Ended		% change
Germany business unit	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Production
Crude oil (bbls/d)	1,047	989	-	6%	100%	1,018	-	100%
Natural gas (mmcf/d)	19.86	19.39	14.31	2%	39%	19.63	15.13	30%
Total (boe/d)	4,357	4,220	2,385	3%	83%	4,289	2,522	70%
Production mix (% of total)
Crude oil	24%	23%	-			24%	-
Natural gas	76%	77%	100%			76%	100%
Activity
Capital expenditures	326	906	592	(64%)	(45%)	1,232	1,131	9%
Financial results
Sales	16,167	17,968	6,280	(10%)	157%	34,135	13,972	144%
Royalties	(1,228)	(1,368)	(964)	(10%)	27%	(2,596)	(1,831)	42%
Transportation	(1,955)	(1,485)	(1,051)	32%	86%	(3,440)	(1,938)	78%
Operating	(5,753)	(4,921)	(2,506)	17%	130%	(10,674)	(5,099)	109%
General and administration	(2,099)	(1,880)	(2,474)	12%	(15%)	(3,979)	(4,902)	(19%)
Fund flows from operations	5,132	8,314	(715)	(38%)	N/A	13,446	202	6,556%
Netbacks ($/boe)
Sales	41.96	47.30	28.94	(11%)	45%	44.61	30.44	47%
Royalties	(3.19)	(3.60)	(4.44)	(11%)	(28%)	(3.39)	(3.99)	(15%)
Transportation	(5.07)	(3.91)	(4.84)	30%	5%	(4.50)	(4.22)	7%
Operating	(14.93)	(12.96)	(11.55)	15%	29%	(13.95)	(11.11)	26%
General and administration	(5.45)	(4.95)	(11.40)	10%	(52%)	(5.20)	(10.68)	(51%)
Fund flows from operations netback	13.32	21.88	(3.29)	(39%)	N/A	17.57	0.44	3,893%
Realized prices
Crude oil ($/bbl)	61.34	65.62	-	(7%)	100%	63.54	-	100%
Natural gas ($/mmbtu)	6.09	6.95	4.82	(12%)	26%	6.51	5.07	28%
Total ($/boe)	41.96	47.30	28.94	(11%)	45%	44.61	30.44	47%
Reference prices
Dated Brent (US $/bbl)	49.83	53.78	45.57	(7%)	9%	51.81	39.73	30%
Dated Brent ($/bbl)	67.01	71.15	58.72	(6%)	14%	69.10	52.91	31%
TTF ($/mmbtu)	6.74	7.65	5.61	(12%)	20%	7.21	5.66	27%
TTF (€/mmbtu)	4.56	5.43	3.86	(16%)	18%	4.99	3.81	31%

19

Vermilion Energy Inc.	2017 Second Quarter Report

Production

•	Q2 2017 production increased 3% from the prior quarter due to well optimization activities and 83% year-over-year due to production additions from the Engie Acquisition that closed December 2016.

Activity review

•	Q2 2017 activity focused on the identification of optimization opportunities on the acquired assets.
•	In 2017, we plan to continue our ongoing analysis of the geologic data associated with the farm-in assets and to continue integration activities associated with the asset acquisition. We will also continue permitting and pre-drill activities associated with our first operated well in Germany, Burgmoor Z5 (25% working interest) in the Dümmersee-Uchte area, which we plan to drill in 2018 or 2019.

Sales

•	The price of our natural gas in Germany is based on the TTF index. Crude oil in Germany is priced with reference to Dated Brent.
•	Q2 2017 sales per boe decreased versus Q1 2017, consistent with decreases in the Dated Brent and TTF reference prices.
•	Sales per boe for the three and six months ended June 30, 2017 increased as a result of stronger TTF prices and the addition of crude oil production in 2017.

Royalties

•	Our production in Germany is subject to state and private royalties on sales after certain eligible deductions.
•	Q2 2017 royalties as a percentage of sales remained consistent with Q1 2017 at 7.6%.
•	Royalties as a percentage of sales for the three and six months ended June 30, 2017 of 7.6% decreased from 15.4% and 13.1% in the comparable periods in 2016 due to lower royalties associated with the crude oil properties acquired in December 2016.

Transportation

•	Transportation expense in Germany relates to costs incurred to deliver natural gas from the processing facility to the customer and deliver crude oil to the refinery.
•	Q2 2017 transportation expense increased versus Q1 2017 on both a per unit and dollar basis due to a prior period amendment relating to 2016 recorded in the current quarter.
•	For the three and six months ended June 30, 2017, transportation expense on a per boe basis increased 5% and 7% versus the comparable periods in the prior year due to the prior period amendment as well as the aforementioned acquisition.

Operating

•	Operating expense increased in Q2 2017 versus Q1 2017 on both a per unit and dollar basis due to higher maintenance activity as compared to Q1 2017 and unfavourable foreign exchange variances.
•	For the three and six months ended June 30, 2017, operating expense on both a per unit and dollar basis increased versus the comparable periods in the prior year due to the aforementioned acquisition.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.
•	On a per unit basis, general and administration costs have improved compared to 2016 as a result of our growing production base in Germany.

Current income taxes

•	As a result of our tax pools in Germany, we do not expect to incur current income taxes in the Germany Business Unit for the foreseeable future.

20

Vermilion Energy Inc.	2017 Second Quarter Report

IRELAND BUSINESS UNIT

Overview

•	Vermilion entered Ireland in 2009.
•	Initial investment was an 18.5% non-operating interest in the offshore Corrib gas field located approximately 83 km off the northwest coast of Ireland.
•	On July 12, 2017 Vermilion and Canada Pension Plan Investment Board (“CPPIB”) announced a strategic partnership that is expected to result in Vermilion increasing ownership in Corrib to 20% and taking over operatorship upon close of the acquisition.
•	Project comprises six offshore wells, offshore and onshore sales and transportation pipeline segments as well as a natural gas processing facility.
•	Production volumes reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d), net to Vermilion, at the end of Q2 2016.

Operational and financial review

	Three Months Ended			% change		Six Months Ended		% change
Ireland business unit	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Production and sales
Natural gas (mmcf/d)	63.81	64.82	47.26	(2%)	35%	64.31	40.58	58%
Total (boe/d)	10,634	10,803	7,877	(2%)	35%	10,718	6,763	58%
Activity
Capital expenditures	(73)	(804)	2,172	(91%)	N/A	(877)	5,248	N/A
Financial results
Sales	36,671	44,648	23,360	(18%)	57%	81,319	40,364	101%
Transportation	(1,258)	(1,199)	(1,574)	5%	(20%)	(2,457)	(3,213)	(24%)
Operating	(4,903)	(3,999)	(5,177)	23%	(5%)	(8,902)	(8,803)	1%
General and administration	(695)	(438)	(1,106)	59%	(37%)	(1,133)	(2,294)	(51%)
Fund flows from operations	29,815	39,012	15,503	(24%)	92%	68,827	26,054	164%
Netbacks ($/boe)
Sales	37.90	45.92	32.59	(17%)	16%	41.92	32.79	28%
Transportation	(1.30)	(1.23)	(2.20)	6%	(41%)	(1.27)	(2.61)	(51%)
Operating	(5.07)	(4.11)	(7.22)	23%	(30%)	(4.59)	(7.15)	(36%)
General and administration	(0.72)	(0.45)	(1.54)	60%	(53%)	(0.58)	(1.86)	(69%)
Fund flows from operations netback	30.81	40.13	21.63	(23%)	42%	35.48	21.17	68%
Reference prices
NBP ($/mmbtu)	6.52	7.96	5.78	(18%)	13%	7.26	5.88	23%
NBP (€/mmbtu)	4.41	5.64	3.97	(22%)	11%	5.02	3.96	27%

Production

•	Natural gas began to flow from our Corrib gas project on December 30, 2015 and production volumes reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d), net to Vermilion at the end of Q2 2016.
•	Q2 2017 production was in-line with prior quarter production and increased 35% year-over-year as Q2 2016 production volumes were restricted during the commissioning period that occurred in the first half of 2016.
•	Production results continued to benefit from better-than-expected well deliverability and minimal downtime.

Activity review

•	On July 12, 2017 Vermilion and CPPIB announced a strategic partnership in Corrib, whereby CPPIB will acquire Shell Exploration Company B.V.’s 45% interest in Corrib for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing. At closing, Vermilion expects to assume operatorship of Corrib. In addition to operatorship, CPPIB plans to transfer a 1.5% working interest to Vermilion for €19.4 million ($28.4 million), before closing adjustments. Vermilion’s incremental 1.5% ownership of Corrib would represent approximately 850 boe/d (100% gas) based on 2017 production expectations for Corrib. The acquisition has an effective date of January 1, 2017 and is anticipated to close in the first half of 2018.
•	There is limited capital activity planned for 2017.

21

Vermilion Energy Inc.	2017 Second Quarter Report

Sales

•	The price of our natural gas in Ireland is based on the NBP index.
•	Q2 2017 sales per boe decreased relative to Q1 2017, consistent with decreases in the NBP reference price.
•	Sales per boe for three and six months ended June 30, 2017 increased relative to the comparable periods in the prior year, consistent with increases in the NBP reference price.

Royalties

•	Our production in Ireland is not subject to royalties.

Transportation

•	Transportation expense in Ireland relates to payments under a ship-or-pay agreement related to the Corrib project.
•	Q2 2017 transportation expense was consistent with Q1 2017 in Euros, and the increase in Canadian dollars was solely due to the impact of the strengthening Euro versus the Canadian dollar.
•	Transportation expense for the three and six months ended June 30, 2017 decreased relative to the comparable periods in the prior year due a decrease in the current year ship-or-pay obligation.

Operating

•	Q2 2017 operating expense on a per unit and dollar basis increased as compared to Q1 2017 due to general operations and onshore maintenance activities, as well as unfavourable foreign exchange variances.
•	Operating expense on a per unit basis decreased for the three and six months ended June 30, 2017 versus the comparable periods in 2016 as a result of increased production. Operating expense on a dollar basis was relatively consistent with the comparable periods.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in Ireland, we do not expect to incur current income taxes in the Ireland Business Unit for the foreseeable future.

22

Vermilion Energy Inc.	2017 Second Quarter Report

AUSTRALIA BUSINESS UNIT

Overview

•	Entered Australia in 2005.
•	Hold a 100% operated working interest in the Wandoo field, located approximately 80 km offshore on the northwest shelf of Australia.
•	Production is operated from two off-shore platforms, and originates from 18 well bores and five lateral sidetrack wells.
•	Wells that utilize horizontal legs (ranging in length from 500 to 3,000 plus metres) are located 600 metres below the seabed in approximately 55 metres of water depth.

Operational and financial review

	Three Months Ended			% change		Six Months Ended		% change
Australia business unit	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Production
Crude oil (bbls/d)	6,054	6,581	6,083	(8%)	-	6,316	6,132	3%
Sales
Crude oil (bbls/d)	7,400	5,041	6,021	47%	23%	6,227	5,345	17%
Inventory (mbbls)
Opening crude oil inventory	253	115	213	120%	19%	115	75	53%
Crude oil production	550	592	554	(7%)	(1%)	1,143	1,116	2%
Crude oil sales	(672)	(454)	(549)	48%	22%	(1,127)	(973)	16%
Closing crude oil inventory	131	253	218			131	218
Activity
Capital expenditures	9,158	3,438	39,939	166%	(77%)	12,596	47,766	(74%)
Gross wells drilled	-	-	2.00			-	2.00
Net wells drilled	-	-	2.00			-	2.00
Financial results
Sales	48,061	34,987	33,713	37%	43%	83,048	53,648	55%
Operating	(15,639)	(10,036)	(12,100)	56%	29%	(25,675)	(19,591)	31%
General and administration	(896)	(2,430)	(1,788)	(63%)	(50%)	(3,326)	(3,113)	7%
Current income taxes	(7,660)	(6,830)	(1,270)	12%	503%	(14,490)	(2,175)	566%
Fund flows from operations	23,866	15,691	18,555	52%	29%	39,557	28,769	37%
Netbacks ($/boe)
Sales	71.37	77.11	61.53	(7%)	16%	73.68	55.15	34%
Operating	(23.22)	(22.12)	(22.08)	5%	5%	(22.78)	(20.14)	13%
General and administration	(1.33)	(5.35)	(3.26)	(75%)	(59%)	(2.95)	(3.20)	(8%)
PRRT	(9.61)	(11.98)	(0.26)	(20%)	3,596%	(10.56)	(0.28)	3,671%
Corporate income taxes	(1.77)	(3.08)	(2.05)	(43%)	(14%)	(2.30)	(1.96)	17%
Fund flows from operations netback	35.44	34.58	33.88	2%	5%	35.09	29.57	19%
Reference prices
Dated Brent (US $/bbl)	49.83	53.78	45.57	(7%)	9%	51.81	39.73	30%
Dated Brent ($/bbl)	67.01	71.15	58.72	(6%)	14%	69.10	52.91	31%

Production

•	Q2 2017 production decreased 8% quarter-over-quarter and was consistent with Q2 2016.
•	Production volumes are managed within corporate targets while meeting customer demands and the requirements of long-term supply agreements.
•	We continue to plan for long-term production levels of between 6,000 and 8,000 bbls/d.

Activity review

•	Q2 2017 efforts were largely focused on facilities enhancement, including work relating to platform life extension.
•	Following our successful 2015 and 2016 drilling campaigns, we do not expect to drill any additional wells in Australia until 2019.
•	2017 activity will be focused on adding value through asset optimization and targeted proactive maintenance.

23

Vermilion Energy Inc.	2017 Second Quarter Report

Sales

•	Crude oil in Australia is priced with reference to Dated Brent.
•	Q2 2017 sales per boe decreased versus Q1 2017, consistent with lower Dated Brent prices. This decrease in price was more than offset by higher sales volumes due to a 122,000 bbl inventory draw during Q2 as compared to a 138,000 bbl build in Q1.
•	Sales per boe for the three and six months ended June 30, 2017 increased versus the comparable periods in the prior year, consistent with higher Dated Brent prices. In both periods, the increase in price was coupled with higher sales volumes, resulting in a greater increase in sales.

Royalties and transportation

•	Our production in Australia is not subject to royalties or transportation expense as crude oil is sold directly at the Wandoo B platform.

Operating

•	Operating expense on a per unit basis increased versus all comparable periods due to the timing of maintenance work. On a dollar basis, operating expense increased due to higher sales volumes.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In Australia, current income taxes include both PRRT and corporate income taxes. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures. Corporate income taxes are applied at a rate of 30% on taxable income after eligible deductions, which include PRRT paid.
•	For 2017, the effective tax rate for current income taxes is expected to be between approximately 25% and 27% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures and other eligible in-country adjustments.
•	Current income taxes in the three and six months ended June 30, 2017 were higher versus the comparable periods due to increased sales.

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Vermilion Energy Inc.	2017 Second Quarter Report

UNITED STATES BUSINESS UNIT

Overview

•	Entered the United States in September 2014.
•	Interests include approximately 94,600 net acres of land (97% undeveloped) in the Powder River Basin of northeastern Wyoming.
•	Tight oil development targeting the Turner Sand at a depth of approximately 1,500 metres.

Operational and financial review

	Three Months Ended			% change		Six Months Ended		% change
United States business unit	Jun 30,	Mar 31,	Jun 30,	Q2/17 vs.	Q2/17 vs.	Jun 30,	Jun 30,	2017 vs.
($M except as indicated)	2017	2017	2016	Q1/17	Q2/16	2017	2016	2016
Production and sales
Crude oil (bbls/d)	747	365	458	105%	63%	557	413	35%
NGLs (bbls/d)	76	24	26	217%	192%	50	33	52%
Natural gas (mmcf/d)	0.44	0.20	0.20	120%	119%	0.32	0.23	40%
Total (boe/d)	896	422	518	112%	73%	660	484	36%
Activity
Capital expenditures	5,155	11,539	1,636	(55%)	215%	16,694	6,737	148%
Acquisitions	49	2,013	5,432			2,062	5,547
Gross wells drilled	-	3.00	-			3.00	-
Net wells drilled	-	3.00	-			3.00	-
Financial results
Sales	4,108	2,126	2,207	93%	86%	6,234	3,440	81%
Royalties	(1,160)	(599)	(661)	94%	75%	(1,759)	(1,031)	71%
Operating	(387)	(285)	(302)	36%	28%	(672)	(581)	16%
General and administration	(1,127)	(1,005)	(697)	12%	62%	(2,132)	(1,829)	17%
Fund flows from operations	1,434	237	547	505%	162%	1,671	(1)	N/A
Netbacks ($/boe)
Sales	50.37	55.99	46.80	(10%)	8%	52.15	39.03	34%
Royalties	(14.21)	(15.79)	(14.02)	(10%)	1%	(14.71)	(11.70)	26%
Operating	(4.74)	(7.51)	(6.39)	(37%)	(26%)	(5.62)	(6.59)	(15%)
General and administration	(13.82)	(26.46)	(14.77)	(48%)	(6%)	(17.83)	(20.76)	(14%)
Fund flows from operations netback	17.60	6.23	11.62	183%	51%	13.99	(0.02)	N/A
Realized prices
Crude oil ($/bbl)	58.05	61.68	52.56	(6%)	10%	59.23	45.09	31%
NGLs ($/bbl)	14.70	25.67	3.25	(43%)	352%	17.32	4.18	314%
Natural gas ($/mmbtu)	1.55	2.48	0.37	(38%)	319%	1.84	0.54	241%
Total ($/boe)	50.37	55.99	46.80	(10%)	8%	52.15	39.03	34%
Reference prices
WTI (US $/bbl)	48.28	51.92	45.59	(7%)	6%	50.10	39.52	27%
WTI ($/bbl)	64.92	68.69	58.75	(5%)	11%	66.82	52.63	27%
Henry Hub (US $/mmbtu)	3.18	3.31	1.95	(4%)	63%	3.25	2.02	61%
Henry Hub ($/mmbtu)	4.28	4.38	2.52	(2%)	70%	4.33	2.69	61%

Production

•	Q2 2017 production increased 112% from the prior quarter and 73% year-over-year as a result of production additions from our three (3.0 net) well drilling program.

Activity

•	In Q2 2017, we brought on production three (3.0 net) wells targeting the light oil bearing Turner Sand in the Powder River Basin. The wells were completed late in the first quarter and into the second quarter with frac stages ranging from 31 to 40 stages per well.
•	In Q4 2016, we completed the Seedy Draw East Federal well. The nearly 1,400 metre horizontal lateral was stimulated with 32 frac stages, but due to a screen-out during treatment, only 23 stages were completed. We initiated the clean out of sand from this well during the first quarter resulting in an additional 18 stages being completed. The well was returned to production in Q2 2017.

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Vermilion Energy Inc.	2017 Second Quarter Report

Sales

•	The price of crude oil in the United States is directly linked to WTI, but is also subject to market conditions in the United States.
•	Q2 2017 sales per boe decreased versus Q1 2017 consistent with lower crude oil prices.
•	For the three and six months ended June 30, 2017, sales per boe increased relative to the comparable periods in the prior year, consistent with stronger crude oil pricing.

Royalties

•	Our production in the United States is subject to federal and private royalties, severance tax, and ad valorem tax.
•	Royalties (including severance and ad valorem taxes) as a percentage of sales for Q2 2017 of 28.2% was consistent with Q1 2017.
•	For the three and six months ended June 30, 2017, royalties as a percentage of sales decreased to 28.2% from 30.0% in the comparable periods in the prior year. This decrease is a result of our purchase of overriding royalty interests (ranging from 0.83% to 5%) for US$1.5 million, effective January 1, 2017. On a go-forward basis, we expect royalties as a percentage of sales to remain at approximately 28%.

Operating

•	Operating expense on a per unit basis decreased across all periods presented due to the impact of fixed costs on higher volumes. In dollars, the increase in operating expense across all periods presented was consistent with higher production.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in the United States, we do not expect to incur current income taxes in the United States Business Unit for the foreseeable future.

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Vermilion Energy Inc.	2017 Second Quarter Report

CORPORATE

Overview

•	Our Corporate segment includes costs related to our global hedging program, financing expenses, and general and administration expenses that are primarily incurred in Canada and are not directly related to the operations of our business units. Expenditures relating to our activities in Central and Eastern Europe are also included in the Corporate segment.

Financial review

	Three Months Ended			Six Months Ended
CORPORATE	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
($M)	2017	2017	2016	2017	2016
Activity
Capital expenditures	1,055	725	418	1,780	418
Acquisitions	25	15	2,322	40	2,322
Financial Results
General and administration (expense) recovery	(950)	(2,034)	834	(2,984)	1,255
Current income taxes	(271)	(194)	(257)	(465)	(406)
Interest expense	(15,508)	(14,695)	(13,647)	(30,203)	(28,397)
Realized gain (loss) on derivatives	5,342	(1,851)	21,501	3,491	49,924
Realized foreign exchange gain	981	2,546	1,329	3,527	677
Realized other income	252	42	62	294	167
Fund flows from operations	(10,154)	(16,186)	9,822	(26,340)	23,220

General and administration

•	Fluctuations in general and administration costs for the three and six months ended June 30, 2017 versus all comparable periods were due to allocations to the various business unit segments.

Current income taxes

•	Taxes in our corporate segment relate to holding companies that pay current taxes in foreign jurisdictions.

Interest expense

•	The increase in interest expense for the three and six months ended June 30, 2017 versus all comparable periods was primarily due to the recognition of a full quarter of interest on the senior unsecured notes issued in Q1 2017, which bear interest at a higher rate than the revolving credit facility.

Realized gain or loss on derivatives

•	The realized gain on derivatives for the three and six months ended June 30, 2017 related primarily to amounts received on our crude oil hedges. Additionally, the realized gain on derivatives for the three months ended June 30, 2017 also related to amounts received on our European natural gas hedges.
•	A listing of derivative positions as at June 30, 2017 is included in “Supplemental Table 2” of this MD&A.

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Vermilion Energy Inc.	2017 Second Quarter Report

FINANCIAL PERFORMANCE REVIEW

	Three Months Ended
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
($M except per share)	2017	2017	2016	2016	2016	2016	2015	2015
Petroleum and natural gas sales	271,391	261,601	259,891	232,660	212,855	177,385	234,319	245,051
Net earnings (loss)	48,264	44,540	(4,032)	(14,475)	(55,696)	(85,848)	(142,080)	(83,310)
Net earnings (loss) per share
Basic	0.40	0.38	(0.03)	(0.12)	(0.48)	(0.76)	(1.28)	(0.76)
Diluted	0.39	0.37	(0.03)	(0.12)	(0.48)	(0.76)	(1.28)	(0.76)

The following table shows a reconciliation from fund flows from operations to net earnings (loss):

	Three Months Ended			Six Months Ended
	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
	2017	2017	2016	2017	2016
Fund flows from operations	147,123	143,434	126,568	290,557	220,235
Equity based compensation	(13,896)	(18,738)	(13,267)	(32,634)	(34,104)
Unrealized gain (loss) on derivative instruments	23,283	79,865	(72,436)	103,148	(63,382)
Unrealized foreign exchange gain (loss)	38,616	(4,518)	(2,804)	34,098	(1,234)
Unrealized other expense	(210)	(30)	(20)	(240)	(107)
Accretion	(6,748)	(6,382)	(6,025)	(13,130)	(12,134)
Depletion and depreciation	(126,269)	(115,409)	(131,793)	(241,678)	(257,591)
Deferred taxes	(13,635)	(33,682)	44,081	(47,317)	21,535
Impairment	-	-	-	-	(14,762)
Net earnings (loss)	48,264	44,540	(55,696)	92,804	(141,544)

The fluctuations in net income from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include amounts resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under the Vermilion Incentive Plan (“VIP”).

Equity based compensation in Q2 2017 decreased as compared to Q1 2017 due to the absence of the settlement of the employee bonus plan with equity that occurred in Q1 2017. For the six months ended June 30, 2017, the decrease in equity based compensation is primarily due to a reduction in the value of VIP outstanding.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arise as a result of changes in forecasted future commodity prices. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when forecasted future commodity prices decline and vice-versa.

For the six months ended June 30, 2017, we recognized an unrealized gain on derivative instruments of $103.1 million. This unrealized gain resulted from lower forward prices for crude oil and European natural gas as at June 30, 2017. As at June 30, 2017, we have a net derivative asset position of $33.5 million as compared to a net derivative liability position of $69.7 million as at December 31, 2016.

Unrealized foreign exchange gain or loss

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans, primarily denominated in the US dollar and Euro.

Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the functional currency of Vermilion and its subsidiaries. Unrealized foreign exchange primarily results from the translation of Euro denominated financial assets and US dollar denominated financial liabilities. As such, an appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain while an appreciation in the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa).

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Vermilion Energy Inc.	2017 Second Quarter Report

As at June 30, 2017, the Canadian dollar weakened against the Euro but strengthened against the US dollar for both the three and six month periods, resulting in unrealized foreign exchange gains in both periods.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. Accretion expense was relatively consistent with all comparative periods.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the capitalized cost of extracting natural resources and the cost of material assets over the useful life of the respective assets. Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes and changes in depletion and depreciation rates. Fluctuations in depletion and depreciation rates are primarily the result of changes in reserves and future development costs.

Depletion and depreciation on a per boe basis for Q2 2017 of $20.30 was relatively consistent with $20.71 in Q1 2017. For the three and six months ended June 30, 2017, depletion and depreciation on a per boe basis of $20.30 and $20.49, respectively, were lower than $22.80 and $22.23 in the respective comparable periods in 2016 due to reduced depletion and depreciation rates as a result of increased reserves coupled with lower estimated future development costs.

Deferred tax

Deferred tax recovery arises primarily as a result of changes in the accounting basis and tax basis for capital assets and asset retirement obligations and changes in available tax losses.

FINANCIAL POSITION REVIEW

Balance sheet strategy

We believe that our balance sheet supports our defined growth initiatives and our focus is on managing and maintaining a conservative balance sheet. To ensure that our balance sheet continues to support our defined growth initiatives, we regularly review whether forecasted fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures. To the extent that forecasted fund flows from operations is not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall with debt (including borrowing using the unutilized capacity of our existing revolving credit facility), issue equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

To ensure that we maintain a conservative balance sheet, we monitor the ratio of net debt to fund flows from operations and typically strive to maintain an internally targeted ratio of approximately 1.0 to 1.5 in a normalized commodity price environment. Where prices trend higher, we may target a lower ratio and conversely, in a lower commodity price environment, an acceptable ratio may be higher. At times, we will use our balance sheet to finance acquisitions and, in these situations, we are prepared to accept a higher ratio in the short term but will implement a strategy to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 24 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

In the current low commodity price environment, Vermilion’s net debt to fund flows from operations ratio is expected to be higher than the internally targeted ratio. During this period, Vermilion will remain focused on maintaining a strong balance sheet by aligning capital expenditures and net dividends within forecasted fund flows from operations, which is continually monitored for revised forward price estimates, as well as by hedging additional volumes to maintain a diversified commodity portfolio.

The balances recognized on our balance sheet are as follows:

	As at
	Jun 30,	Dec 31,
($M)	2017	2016
Revolving credit facility	879,169	1,362,192
Senior unsecured notes	383,066	-
Long-term debt	1,262,235	1,362,192

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Vermilion Energy Inc.	2017 Second Quarter Report

Revolving Credit Facility

As at June 30, 2017, Vermilion had in place a bank revolving credit facility maturing May 31, 2021 with the following terms:

	As at
	Jun 30,	Dec 31,
($M)	2017	2016
Total facility amount	1,400,000	2,000,000
Amount drawn	(879,169)	(1,362,192)
Letters of credit outstanding	(4,500)	(20,100)
Unutilized capacity	516,331	617,708

In April of 2017, we negotiated an extension of our revolving credit facility with our syndicate of lenders from May 31, 2019 to May 31, 2021.  Further, as a result of projected liquidity requirements and the proceeds from our senior unsecured notes issuance, we elected to reduce the total facility amount from $2.0 billion to $1.4 billion.

As at June 30, 2017, the revolving credit facility was subject to the following covenants:

		As at
		June 30,	Dec 31,
Financial covenant	Limit	2017	2016
Consolidated total debt to consolidated EBITDA	4.0	1.91	2.36
Consolidated total senior debt to consolidated EBITDA	3.5	1.30	2.32
Consolidated total senior debt to total capitalization	55%	30%	46%

Our covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Finance lease obligation” on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on our balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus a “make-whole” premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table, plus any accrued and unpaid interest.

Year	Redemption price
2020	104.219%
2021	102.819%
2022	101.406%
2023 and thereafter	100.000%

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Vermilion Energy Inc.	2017 Second Quarter Report

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
	Jun 30,	Dec 31,
($M)	2017	2016
Long-term debt	1,262,235	1,362,192
Current liabilities	247,768	290,862
Current assets	(195,237)	(225,906)
Net debt	1,314,766	1,427,148

Ratio of net debt to annualized fund flows from operations	2.3	2.8

As at June 30, 2017, long term debt decreased to $1.26 billion (December 31, 2016 - $1.36 billion) as fund flows from operations generated in excess of expenditures was used to reduce debt. This decrease in long-term debt, in addition to an increase in net current derivative assets, decreased net debt from $1.43 billion at December 31, 2016 to $1.31 billion at June 30, 2017. The decrease in net debt coupled with an increase in fund flows from operations resulted in a decrease in the ratio of net debt to annualized fund flows from operations from 2.8 to 2.3.

Shareholders’ capital

During the six months ended June 30, 2017, we maintained monthly dividends at $0.215 per share and declared $154.5 million of dividends.

The following table outlines our dividend payment history:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 31, 2013	$0.200
January 2014 to Present	$0.215

Our policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations. During low commodity price cycles, we will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, we will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels, and acquisition opportunities.

We commenced proration of the Premium Dividend Component in 2016 and continued proration throughout 2017. We have discontinued the Premium Dividend™ Component of our Dividend Reinvestment Plan beginning with the July 2017 dividend payment.

Although we expect to be able to maintain our current dividend, fund flows from operations may not be sufficient to fund cash dividends, capital expenditures, and asset retirement obligations. We will evaluate our ability to finance any shortfall with debt, issuances of equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance as at December 31, 2016	118,263	2,452,722
Shares issued for the Dividend Reinvestment Plan	1,325	64,747
Vesting of equity based awards	1,059	69,675
Share-settled dividends on vested equity based awards	170	8,473
Shares issued for equity based compensation	130	6,397
Balance as at June 30, 2017	120,947	2,602,014

As at June 30, 2017, there were approximately 1.7 million VIP awards outstanding. As at July 25, 2017, there were approximately 121.2 million common shares issued and outstanding.

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Vermilion Energy Inc.	2017 Second Quarter Report

ASSET RETIREMENT OBLIGATIONS

As at June 30, 2017, asset retirement obligations were $550.4 million compared to $525.0 million as at December 31, 2016.

The increase in asset retirement obligations is largely attributable to accretion and the impact of foreign exchange fluctuations.

OFF BALANCE SHEET ARRANGEMENTS

We have certain lease agreements that are entered into in the normal course of operations, including operating leases for which no asset or liability value has been assigned to the consolidated balance sheet as at June 30, 2017.

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion’s Annual Report for the year ended December 31, 2016.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the six months ended June 30, 2017. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2016, available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

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Vermilion Energy Inc.	2017 Second Quarter Report

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The following IFRS have been issued by the IASB but are not yet effective:

•	IFRS 9 “Financial Instruments” will be adopted January 1, 2018. IFRS 9 includes changes to the classification and measurement of financial instruments and general hedge accounting.
•	IFRS 15 “Revenue from Contracts with Customers” will be adopted January 1, 2018. IFRS 15 specifies recognition and measurement requirements for contracts with customers.
•	IFRS 16 “Leases” will be adopted January 1, 2019. IFRS 16 requires lessees to recognize a lease obligation and right-of-use asset for the majority of leases.

On the adoption of IFRS 9, Vermilion does not currently anticipate changes to the measured amount of financial instruments and correspondingly does not currently anticipate material changes to net earnings.

In the adoption of IFRS 15, Vermilion has in place a transition team that has been performing a detailed review of the Company’s standard contracts with customers in accordance with the issued IFRS to determine the impact, if any, the adoption of IFRS 15 will have on its financial statements.  Vermilion continues to assess this new standard and review its impacts.

The impact of the adoption of IFRS 16 is currently being evaluated.

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Vermilion Energy Inc.	2017 Second Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

							Three Months	Six Months
							Ended June	Ended June
	Three Months Ended June 30, 2017			Six Months Ended June 30, 2017			30, 2016	30, 2016
	Crude Oil,			Crude Oil,
	Condensate			Condensate
	& NGLs	Natural Gas	Total	& NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Sales	50.50	2.83	32.18	52.37	2.91	32.85	25.39	23.18
Royalties	(6.82)	(0.09)	(3.39)	(6.98)	(0.15)	(3.57)	(1.55)	(1.82)
Transportation	(1.96)	(0.19)	(1.52)	(2.21)	(0.20)	(1.66)	(1.55)	(1.56)
Operating	(6.92)	(1.31)	(7.44)	(7.43)	(1.24)	(7.43)	(6.77)	(7.44)
Operating netback	34.80	1.24	19.83	35.75	1.32	20.19	15.52	12.36
General and administration			(1.20)			(1.00)	(1.77)	(1.33)
Fund flows from operations netback			18.63			19.19	13.75	11.03
France
Sales	62.09	-	62.09	64.75	1.52	64.75	57.82	50.32
Royalties	(6.10)	-	(6.10)	(6.08)	(0.41)	(6.08)	(6.16)	(6.11)
Transportation	(3.60)	-	(3.60)	(3.53)	-	(3.53)	(3.26)	(3.30)
Operating	(11.86)	-	(11.86)	(12.36)	(1.21)	(12.36)	(10.57)	(11.73)
Operating netback	40.53	-	40.53	42.78	(0.10)	42.78	37.83	29.18
General and administration			(3.62)			(3.56)	(4.44)	(4.32)
Current income taxes			(1.79)			(3.58)	(0.86)	(0.44)
Fund flows from operations netback			35.12			35.64	32.53	24.42
Netherlands
Sales	49.59	6.49	39.16	53.26	6.96	41.94	31.77	32.55
Royalties	-	(0.10)	(0.61)	-	(0.11)	(0.65)	(0.52)	(0.54)
Operating	-	(1.70)	(10.01)	-	(1.51)	(8.90)	(5.71)	(6.53)
Operating netback	49.59	4.69	28.54	53.26	5.34	32.39	25.54	25.48
General and administration			(1.14)			(1.06)	(1.62)	(1.27)
Current income taxes			(1.54)			(1.52)	(4.32)	(3.47)
Fund flows from operations netback			25.86			29.81	19.60	20.74
Germany
Sales	61.34	6.09	41.96	63.54	6.51	44.61	28.94	30.44
Royalties	1.25	(0.74)	(3.19)	(1.28)	(0.67)	(3.39)	(4.44)	(3.99)
Transportation	(9.22)	(0.65)	(5.07)	(8.65)	(0.55)	(4.50)	(4.84)	(4.22)
Operating	(20.99)	(2.21)	(14.93)	(18.70)	(2.09)	(13.95)	(11.55)	(11.11)
Operating netback	32.38	2.49	18.77	34.91	3.20	22.77	8.11	11.12
General and administration			(5.45)			(5.20)	(11.40)	(10.68)
Fund flows from operations netback			13.32			17.57	(3.29)	0.44
Ireland
Sales	-	6.32	37.90	-	6.99	41.92	32.59	32.79
Transportation	-	(0.22)	(1.30)	-	(0.21)	(1.27)	(2.20)	(2.61)
Operating	-	(0.84)	(5.07)	-	(0.76)	(4.59)	(7.22)	(7.15)
Operating netback	-	5.26	31.53	-	6.02	36.06	23.17	23.03
General and administration			(0.72)			(0.58)	(1.54)	(1.86)
Fund flows from operations netback			30.81			35.48	21.63	21.17
Australia
Sales	71.37	-	71.37	73.68	-	73.68	61.53	55.15
Operating	(23.22)	-	(23.22)	(22.78)	-	(22.78)	(22.08)	(20.14)
PRRT (1)	(9.61)	-	(9.61)	(10.56)	-	(10.56)	(0.26)	(0.28)
Operating netback	38.54	-	38.54	40.34	-	40.34	39.19	34.73
General and administration			(1.33)			(2.95)	(3.26)	(3.20)
Corporate income taxes			(1.77)			(2.30)	(2.05)	(1.96)
Fund flows from operations netback			35.44			35.09	33.88	29.57

34

Vermilion Energy Inc.	2017 Second Quarter Report

							Three Months	Six Months
							Ended June	Ended June
	Three Months Ended June 30, 2017			Six Months Ended June 30, 2017			30, 2016	30, 2016
	Crude Oil,			Crude Oil,
	Condensate			Condensate
	& NGLs	Natural Gas	Total	& NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
United States
Sales	54.05	1.55	50.37	55.77	1.84	52.15	46.80	39.03
Royalties	(15.13)	(0.66)	(14.21)	(15.60)	(0.78)	(14.71)	(14.02)	(11.70)
Operating	(5.16)	-	(4.74)	(6.11)	-	(5.62)	(6.39)	(6.59)
Operating netback	33.76	0.89	31.42	34.06	1.06	31.82	26.39	20.74
General and administration			(13.82)			(17.83)	(14.77)	(20.76)
Fund flows from operations netback			17.60			13.99	11.62	(0.02)
Total Company
Sales	59.40	4.75	43.63	61.50	5.18	45.19	36.83	33.67
Realized hedging gain	0.76	0.16	0.86	0.60	0.01	0.30	3.72	4.31
Royalties	(5.03)	(0.13)	(2.85)	(5.20)	(0.15)	(2.88)	(2.14)	(2.27)
Transportation	(2.22)	(0.21)	(1.74)	(2.37)	(0.20)	(1.75)	(1.71)	(1.75)
Operating	(12.51)	(1.31)	(10.14)	(12.62)	(1.22)	(9.77)	(9.02)	(9.30)
PRRT (1)	(2.12)	-	(1.04)	(2.18)	-	(1.01)	(0.02)	(0.02)
Operating netback	38.28	3.26	28.72	39.73	3.62	30.08	27.66	24.64
General and administration			(2.12)			(2.23)	(2.68)	(2.51)
Interest expense			(2.49)			(2.56)	(2.36)	(2.45)
Realized foreign exchange gain			0.16			0.30	0.23	0.06
Other income			0.04			0.02	0.01	0.01
Corporate income taxes (1)			(0.65)			(0.98)	(0.96)	(0.75)
Fund flows from operations netback			23.66			24.63	21.90	19.00
(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

35

Vermilion Energy Inc.	2017 Second Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at June 30, 2017:

Crude Oil	Period	Exercise date(1)	Currency	Bought Put Volume (bbl/d)	Weighted Average Bought Put Price / bbl	Sold Call Volume (bbl/d)	Weighted Average Sold Call Price / bbl	Sold Put Volume (bbl/d)	Weighted Average Sold Put Price / bbl	Swap Volume (bbl/d)	Weighted Average Swap Price / bbl	Additional Swap Volume (mmbtu/d) (2)
Dated Brent
3-Way Collar	Jan 2017 - Dec 2017		USD	2,500	51.00	2,500	60.50	2,500	41.50	-	-	-
3-Way Collar	Jul 2017 - Jun 2018		USD	2,000	55.00	2,000	64.06	2,000	45.00	-	-	-
3-Way Collar	Jul 2017 - Dec 2018		USD	1,000	48.70	1,000	55.00	1,000	42.50	-	-	-
Collar	Jan 2018 - Dec 2018		USD	500	50.00	500	57.50	-	-	-	-	-
Put Spread	Apr 2017 - Dec 2017		USD	600	56.00	-	-	600	46.25	-	-	-
Put Spread	May 2017 - Dec 2017		USD	680	55.00	-	-	680	46.00	-	-	-
Put Spread	Jul 2017 - Dec 2017		USD	500	55.00	-	-	500	47.50	-	-	-
Swaption	Jan 2018 - Dec 2018	Sep 29, 2017	USD	-	-	-	-	-	-	1,000	55.00	-
Swaption	Jan 2018 - Dec 2018	Dec 29, 2017	USD	-	-	-	-	-	-	500	49.00	-

WTI
3-Way Collar	Jan 2017 - Dec 2017		CAD	1,500	70.00	1,500	75.00	1,500	55.00	-	-	-
3-Way Collar	Jul 2017 - Dec 2017		USD	3,000	54.33	3,000	65.58	3,000	45.00	-	-	-
Put	Jul 2017 - Sep 2017		USD	3,000	42.50	-	-	-	-	-	-	-

North American Gas	Period	Exercise date(1)	Currency	Bought Put Volume (mmbtu/d)	Weighted Average Bought Put Price / mmbtu	Sold Call Volume (mmbtu/d)	Weighted Average Sold Call Price / mmbtu	Sold Put Volume (mmbtu/d)	Weighted Average Sold Put Price / mmbtu	Swap Volume (mmbtu/d)	Weighted Average Swap Price / mmbtu	Additional Swap Volume (mmbtu/d)(2)
AECO
Collar	Nov 2016 - Oct 2017		CAD	7,109	2.18	9,478	2.86	-	-	-	-	-
Collar	Nov 2016 - Dec 2017		CAD	9,478	2.33	9,478	3.02	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		CAD	4,739	2.37	4,739	3.25	-	-	-	-	-
Collar	Nov 2017 - Dec 2017		CAD	4,739	2.95	4,739	3.38	-	-	-	-	-
Swap	Nov 2016 - Dec 2017		CAD	-	-	-	-	-	-	2,370	2.99	-
Swap	Jan 2017 - Dec 2017		CAD	-	-	-	-	-	-	7,109	2.94	-
Swap	Apr 2017 - Oct 2017		CAD	-	-	-	-	-	-	7,109	3.01	-
Swap	Jun 2017 - Oct 2017		CAD	-	-	-	-	-	-	4,739	2.91	-
Swap	Jul 2017 - Sep 2017		CAD	-	-	-	-	-	-	4,739	3.17	-
Swap	Nov 2017 - Dec 2017		CAD	-	-	-	-	-	-	7,109	3.35	-
Swap	Jan 2018 - Dec 2018		CAD	-	-	-	-	-	-	9,478	2.80	-

AECO Basis (AECO less NYMEX HH)
Swap	Jan 2017 - Dec 2017		USD	-	-	-	-	-	-	5,000	(0.75)	-
Swap	Oct 2017 - Dec 2018		USD	-	-	-	-	-	-	10,000	(1.03)	-
Swap	Jan 2018 - Dec 2018		USD	-	-	-	-	-	-	20,000	(0.95)	-

NYMEX HH
3-Way Collar	Oct 2017 - Dec 2018		USD	10,000	3.11	10,000	3.40	10,000	2.40	-	-	-
3-Way Collar	Jan 2018 - Dec 2018		USD	10,000	3.06	10,000	3.40	10,000	2.40	-	-	-
Swap	Jan 2017 - Dec 2017		USD	-	-	-	-	-	-	5,000	3.00	-
Swap	Jan 2018 - Dec 2018		USD	-	-	-	-	-	-	10,000	3.10	-
Swaption	Jan 2018 - Dec 2018	Oct 31, 2017	USD	-	-	-	-	-	-	5,000	3.10	-
(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.

36

Vermilion Energy Inc.	2017 Second Quarter Report

European Gas	Period	Exercise date(1)	Currency	Bought Put Volume (mmbtu/d)	Weighted Average Bought Put Price / mmbtu	Sold Call Volume (mmbtu/d)	Weighted Average Sold Call Price / mmbtu	Sold Put Volume (mmbtu/d)	Weighted Average Sold Put Price / mmbtu	Swap Volume (mmbtu/d)	Weighted Average Swap price / mmbtu	Additional Swap Volume (mmbtu/d) (2)
NBP
Collar	Oct 2016 - Sep 2017		GBP	5,000	3.25	10,000	4.03	-	-	-	-	-
Collar	Oct 2016 - Dec 2017		GBP	5,000	3.25	10,000	4.07	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		GBP	5,000	3.30	7,500	3.77	-	-	-	-	-
Collar	Jan 2018 - Dec 2018		GBP	2,500	3.15	2,500	3.82	-	-	-	-	-
Swap	Jan 2017 - Dec 2017		GBP	-	-	-	-	-	-	2,500	4.22	2,500
Swap	Apr 2017 - Mar 2018		GBP	-	-	-	-	-	-	5,300	4.20	-
Swap	Jul 2017 - Dec 2017		GBP	-	-	-	-	-	-	2,500	3.95	-
Swap	Jan 2018 - Dec 2018		GBP	-	-	-	-	-	-	2,500	4.04	5,000

NBP Basis (NBP less NYMEX HH)
Collar	Jan 2017 - Dec 2017		USD	2,500	1.85	2,500	4.00	-	-	-	-	-

TTF
3-Way Collar	Apr 2017 - Sep 2017		EUR	9,827	4.18	9,827	5.06	9,827	3.08	-	-	-
3-Way Collar	Oct 2017 - Dec 2019		EUR	7,370	4.59	7,370	5.42	7,370	2.93	-	-	-
3-Way Collar	Jan 2018 - Dec 2018		EUR	12,284	4.75	12,284	5.48	12,284	3.25	-	-	-
3-Way Collar	Jan 2018 - Dec 2019		EUR	3,685	4.74	3,685	5.52	3,685	3.13	-	-	-
3-Way Collar	Jan 2019 - Dec 2019		EUR	7,370	5.00	7,370	5.54	7,370	3.57	-	-	-
Collar	Jul 2016 - Mar 2018		EUR	2,457	5.61	4,913	6.90	-	-	-	-	-
Collar	Oct 2016 - Dec 2017		EUR	2,457	5.28	2,457	6.21	-	-	-	-	-
Collar	Jan 2017 - Dec 2017		EUR	9,827	5.06	22,111	6.37	-	-	-	-	-
Collar	Apr 2017 - Sep 2017		EUR	2,457	3.81	4,913	4.47	-	-	-	-	-
Collar	Jan 2018 - Dec 2018		EUR	4,913	4.40	4,913	5.31	-	-	-	-	-
Swap	Jul 2016 - Jun 2018		EUR	-	-	-	-	-	-	2,559	5.89	-
Swap	Jan 2017 - Dec 2017		EUR	-	-	-	-	-	-	2,457	5.32	2,457
Swap	Apr 2017 - Jun 2018		EUR	-	-	-	-	-	-	4,299	4.50	-
Swap	Oct 2017 - Dec 2018		EUR	-	-	-	-	-	-	17,197	4.80	-
Swap	Oct 2017 - Dec 2019		EUR	-	-	-	-	-	-	7,370	4.87	-
Swap	Jan 2018 - Dec 2019		EUR	-	-	-	-	-	-	1,228	5.00	-
Swap	Jan 2019 - Dec 2019		EUR	-	-	-	-	-	-	2,457	4.92	-
Put Spread	Apr 2017 - Sep 2017		EUR	14,740	4.40	-	-	14,740	3.15	-	-	-
Swaption	Jul 2018 - Dec 2019	Oct 31, 2017	EUR	-	-	-	-	-	-	4,913	4.98	-

Fuel and Electricity	Period		Currency							Swap Volume (unit/d)		Weighted Average Swap price / unit
AESO (mwh)
Swap	Jan 2017 - Dec 2017		CAD							65		33.47

Interest Rate										Notional amount		Rate (%)
CDOR SWAP	Sep 2015 - Sep 2019		CAD							100,000,000		1.00
CDOR SWAP	Oct 2015 - Oct 2019		CAD							100,000,000		1.10

Cross Currency Interest Rate						Receive Notional amount(USD)		Rate (USD%)		Pay Notional amount(CAD)		Rate (CAD%)
Swap (3)	Jul 2017					587,615,392		2.73		775,800,000		2.31
(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.
(3)	In July 2017, Vermilion repaid $0.6 billion of borrowings on the revolving credit facility bearing interest at CDOR plus applicable margins and simultaneously borrowed US $0.5 billion on the revolving credit facility bearing interest at LIBOR plus applicable margins.

37

Vermilion Energy Inc.	2017 Second Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

	Three Months Ended			Six Months Ended
By classification	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
($M)	2017	2017	2016	2017	2016
Drilling and development	57,681	95,164	71,296	152,845	134,069
Exploration and evaluation	1,194	725	418	1,919	418
Capital expenditures	58,875	95,889	71,714	154,764	134,487

Property acquisitions	993	2,620	8,550	3,613	9,420
Acquisitions	993	2,620	8,550	3,613	9,420

	Three Months Ended			Six Months Ended
By category	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
($M)	2017	2017	2016	2017	2016
Land	1,103	1,445	493	2,548	1,532
Seismic	2,028	2,011	1,323	4,039	7,591
Drilling and completion	19,942	55,386	36,542	75,328	64,395
Production equipment and facilities	27,146	30,176	35,612	57,322	41,850
Recompletions	4,071	5,501	768	9,572	4,366
Other	4,585	1,370	(3,024)	5,955	14,753
Capital expenditures	58,875	95,889	71,714	154,764	134,487
Acquisitions	993	2,620	8,550	3,613	9,420
Total capital expenditures and acquisitions	59,868	98,509	80,264	158,377	143,907

	Three Months Ended			Six Months Ended
Capital expenditures by country	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
($M)	2017	2017	2016	2017	2016
Canada	20,599	57,457	5,619	78,056	35,390
France	16,682	20,916	12,772	37,598	26,235
Netherlands	5,973	1,712	8,566	7,685	11,562
Germany	326	906	592	1,232	1,131
Ireland	(73)	(804)	2,172	(877)	5,248
Australia	9,158	3,438	39,939	12,596	47,766
United States	5,155	11,539	1,636	16,694	6,737
Corporate	1,055	725	418	1,780	418
Total capital expenditures	58,875	95,889	71,714	154,764	134,487

	Three Months Ended			Six Months Ended
Acquisitions by country	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
($M)	2017	2017	2016	2017	2016
Canada	935	576	796	1,511	1,551
Netherlands	(16)	16	-	-	-
United States	49	2,013	5,432	2,062	5,547
Corporate	25	15	2,322	40	2,322
Total acquisitions	993	2,620	8,550	3,613	9,420

38

Vermilion Energy Inc.	2017 Second Quarter Report

Supplemental Table 4: Production

	Q2/17	Q1/17	Q4/16	Q3/16	Q2/16	Q1/16	Q4/15	Q3/15	Q2/15	Q1/15	Q4/14	Q3/14
Canada
Crude oil & condensate (bbls/d)	9,205	7,987	7,945	8,984	9,453	10,317	10,413	11,030	11,843	12,163	12,681	12,755
NGLs (bbls/d)	3,745	2,670	2,444	2,448	2,687	2,633	2,710	2,678	2,094	1,706	1,444	1,005
Natural gas (mmcf/d)	93.68	85.74	75.12	77.62	87.44	97.16	87.90	71.94	64.66	61.78	58.36	57.07
Total (boe/d)	28,563	24,947	22,910	24,368	26,713	29,141	27,773	25,698	24,713	24,165	23,851	23,272
% of consolidated	43%	38%	38%	37%	42%	44%	45%	47%	48%	48%	49%	47%
France
Crude oil (bbls/d)	11,368	10,834	11,220	11,827	12,326	12,220	12,537	12,310	12,746	11,463	11,133	11,111
Natural gas (mmcf/d)	-	0.01	0.38	0.42	0.54	0.44	1.36	1.47	1.03	-	-	-
Total (boe/d)	11,368	10,836	11,283	11,897	12,416	12,293	12,763	12,555	12,917	11,463	11,133	11,111
% of consolidated	17%	17%	19%	19%	19%	19%	21%	22%	25%	23%	22%	22%
Netherlands
Condensate (bbls/d)	104	76	57	86	96	114	110	109	112	63	81	63
Natural gas (mmcf/d)	31.58	39.92	41.15	47.62	49.18	53.40	56.34	53.56	32.43	36.41	31.35	38.07
Total (boe/d)	5,368	6,729	6,915	8,023	8,293	9,015	9,500	9,035	5,517	6,132	5,306	6,407
% of consolidated	8%	10%	11%	13%	13%	14%	16%	16%	11%	12%	11%	13%
Germany
Crude oil (bbls/d)	1,047	989	-	-	-	-	-	-	-	-	-	-
Natural gas (mmcf/d)	19.86	19.39	14.80	14.52	14.31	15.96	16.17	14.00	16.18	16.80	17.71	15.38
Total (boe/d)	4,357	4,220	2,467	2,420	2,385	2,660	2,695	2,333	2,696	2,801	2,952	2,563
% of consolidated	6%	7%	4%	4%	4%	4%	4%	4%	5%	6%	6%	5%
Ireland
Natural gas (mmcf/d)	63.81	64.82	62.92	59.28	47.26	33.90	0.12	-	-	-	-	-
Total (boe/d)	10,634	10,803	10,486	9,879	7,877	5,650	20	-	-	-	-	-
% of consolidated	16%	17%	17%	16%	12%	9%	-	-	-	-	-	-
Australia
Crude oil (bbls/d)	6,054	6,581	6,388	6,562	6,083	6,180	7,824	6,433	5,865	5,672	6,134	6,567
% of consolidated	9%	10%	10%	10%	9%	9%	13%	11%	11%	11%	12%	13%
United States
Crude oil (bbls/d)	747	365	362	383	458	368	420	226	123	153	195	-
NGLs (bbls/d)	76	24	23	30	26	39	29	-	-	-	-	-
Natural gas (mmcf/d)	0.44	0.20	0.18	0.20	0.20	0.26	0.20	-	-	-	-	-
Total (boe/d)	896	422	414	447	518	450	483	226	123	153	195	-
% of consolidated	1%	1%	1%	1%	1%	1%	1%	-	-	-	-	-
Consolidated
Crude oil, condensate
& NGLs (bbls/d)	32,346	29,526	28,439	30,320	31,129	31,871	34,043	32,786	32,783	31,220	31,668	31,501
% of consolidated	48%	46%	47%	48%	48%	49%	56%	58%	63%	62%	64%	63%
Natural gas (mmcf/d)	209.36	210.07	194.54	199.65	198.93	201.11	162.09	140.97	114.29	115.00	107.42	110.52
% of consolidated	52%	54%	53%	52%	52%	51%	44%	42%	37%	38%	36%	37%
Total (boe/d)	67,240	64,537	60,863	63,596	64,285	65,389	61,058	56,280	51,831	50,386	49,571	49,920

39

Vermilion Energy Inc.	2017 Second Quarter Report

	YTD 2017	2016	2015	2014	2013	2012
Canada
Crude oil & condensate (bbls/d)	8,599	9,171	11,357	12,491	8,387	7,659
NGLs (bbls/d)	3,210	2,552	2,301	1,233	1,666	1,232
Natural gas (mmcf/d)	89.73	84.29	71.65	55.67	42.39	37.50
Total (boe/d)	26,765	25,771	25,598	23,001	17,117	15,142
% of consolidated	40%	40%	46%	47%	41%	40%
France
Crude oil (bbls/d)	11,103	11,896	12,267	11,011	10,873	9,952
Natural gas (mmcf/d)	-	0.44	0.97	-	3.40	3.59
Total (boe/d)	11,103	11,970	12,429	11,011	11,440	10,550
% of consolidated	17%	19%	23%	22%	28%	28%
Netherlands
Condensate (bbls/d)	90	88	99	77	64	67
Natural gas (mmcf/d)	35.73	47.82	44.76	38.20	35.42	34.11
Total (boe/d)	6,044	8,058	7,559	6,443	5,967	5,751
% of consolidated	9%	13%	14%	13%	15%	15%
Germany
Crude oil (bbls/d)	1,018	-	-	-	-	-
Natural gas (mmcf/d)	19.63	14.90	15.78	14.99	-	-
Total (boe/d)	4,289	2,483	2,630	2,498	-	-
% of consolidated	7%	4%	5%	5%	-	-
Ireland
Natural gas (mmcf/d)	64.31	50.89	0.03	-	-	-
Total (boe/d)	10,718	8,482	5	-	-	-
% of consolidated	16%	13%	-	-	-	-
Australia
Crude oil (bbls/d)	6,316	6,304	6,454	6,571	6,481	6,360
% of consolidated	10%	10%	12%	13%	16%	17%
United States
Crude oil (bbls/d)	557	393	231	49	-	-
NGLs (bbls/d)	50	29	7	-	-	-
Natural gas (mmcf/d)	0.32	0.21	0.05	-	-	-
Total (boe/d)	660	457	247	49	-	-
% of consolidated	1%	1%	-	-	-	-
Consolidated
Crude oil, condensate & NGLs (bbls/d)	30,943	30,433	32,716	31,432	27,471	25,270
% of consolidated	47%	48%	60%	63%	67%	67%
Natural gas (mmcf/d)	209.71	198.55	133.24	108.85	81.21	75.20
% of consolidated	53%	52%	40%	37%	33%	33%
Total (boe/d)	65,895	63,526	54,922	49,573	41,005	37,803

40

Vermilion Energy Inc.	2017 Second Quarter Report

NON-GAAP FINANCIAL MEASURES

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see SEGMENTED INFORMATION in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS) and net debt, a measure of capital in accordance with IAS 1 “Presentation of Financial Statements” (please see CAPITAL DISCLOSURES in the NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Capital expenditures: The sum of drilling and development and exploration and evaluation from the Consolidated Statement of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

Cash dividends per share: Represents cash dividends declared per share and is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in FINANCIAL POSITION REVIEW.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Free cash flow: Represents fund flows from operations in excess of capital expenditures.  We consider free cash flow to be a key measure as it is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the VIP as determined using the treasury stock method.

Net dividends: We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the Dividend Reinvestment Plan. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Operating netback: Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout: We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, dispositions, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

41

Vermilion Energy Inc.	2017 Second Quarter Report

The following tables reconcile net dividends, payout, and diluted shares outstanding from their most directly comparable GAAP measures as presented in our financial statements:

	Three Months Ended			Six Months Ended
	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
($M)	2017	2017	2016	2017	2016
Dividends declared	77,858	76,593	74,662	154,451	147,509
Shares issued for the Dividend Reinvestment Plan	(29,241)	(35,506)	(50,516)	(64,747)	(98,506)
Net dividends	48,617	41,087	24,146	89,704	49,003
Drilling and development	57,681	95,164	71,296	152,845	134,069
Exploration and evaluation	1,194	725	418	1,919	418
Asset retirement obligations settled	2,120	2,249	2,200	4,369	4,224
Payout	109,612	139,225	98,060	248,837	187,714

	As at
	Jun 30,	Mar 31,	Jun 30,
('000s of shares)	2017	2017	2016
Shares outstanding	120,947	119,046	116,173
Potential shares issuable pursuant to the VIP	2,847	3,089	2,775
Diluted shares outstanding	123,794	122,135	118,948

42

Vermilion Energy Inc.	2017 Second Quarter Report

CONSOLIDATED BALANCE SHEET
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		June 30,	December 31,
	Note	2017	2016
ASSETS
Current
Cash and cash equivalents		15,724	62,775
Accounts receivable		110,222	131,719
Crude oil inventory		18,659	14,528
Derivative instruments		31,199	4,336
Prepaid expenses		19,433	12,548
		195,237	225,906

Derivative instruments		9,229	1,157
Deferred taxes		96,326	152,046
Exploration and evaluation assets	4	273,957	274,830
Capital assets	3	3,438,181	3,433,245
		4,012,930	4,087,184

LIABILITIES
Current
Accounts payable and accrued liabilities		172,648	181,557
Dividends payable	7	26,004	25,426
Derivative instruments		4,578	47,660
Income taxes payable		44,538	36,219
		247,768	290,862

Derivative instruments		2,353	27,484
Long-term debt	6	1,262,235	1,362,192
Finance lease obligation		18,570	19,628
Asset retirement obligations	5	550,403	525,022
Deferred taxes		283,869	283,533
		2,365,198	2,508,721

SHAREHOLDERS’ EQUITY
Shareholders’ capital	7	2,602,014	2,452,722
Contributed surplus		58,350	101,788
Accumulated other comprehensive income		63,874	30,339
Deficit		(1,076,506)	(1,006,386)
		1,647,732	1,578,463
		4,012,930	4,087,184

APPROVED BY THE BOARD

(Signed “Catherine L. Williams”)	(Signed “Anthony Marino”)

Catherine L. Williams, Director	Anthony Marino, Director

43

Vermilion Energy Inc.	2017 Second Quarter Report

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Note	2017	2016	2017	2016
REVENUE
Petroleum and natural gas sales		271,391	212,855	532,992	390,240
Royalties		(17,736)	(12,355)	(33,941)	(26,316)
Petroleum and natural gas revenue		253,655	200,500	499,051	363,924

EXPENSES
Operating		63,074	52,116	115,195	107,744
Transportation		10,843	9,860	20,662	20,250
Equity based compensation	9	13,896	13,267	32,634	34,104
(Gain) loss on derivative instruments		(28,625)	50,935	(106,639)	13,458
Interest expense		15,508	13,647	30,203	28,397
General and administration		13,167	15,493	26,318	29,070
Foreign exchange (gain) loss		(39,597)	1,475	(37,625)	557
Other income		(42)	(42)	(54)	(60)
Accretion	5	6,748	6,025	13,130	12,134
Depletion and depreciation	3, 4	126,269	131,793	241,678	257,591
Impairment		-	-	-	14,762
		181,241	294,569	335,502	518,007
EARNINGS (LOSS) BEFORE INCOME TAXES		72,414	(94,069)	163,549	(154,083)

TAXES
Deferred		13,635	(44,081)	47,317	(21,535)
Current		10,515	5,708	23,428	8,996
		24,150	(38,373)	70,745	(12,539)

NET EARNINGS (LOSS)		48,264	(55,696)	92,804	(141,544)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		22,357	(41,526)	33,535	(68,856)
COMPREHENSIVE INCOME (LOSS)		70,621	(97,222)	126,339	(210,400)

NET EARNINGS (LOSS) PER SHARE
Basic		0.40	(0.48)	0.78	(1.24)
Diluted		0.39	(0.48)	0.76	(1.24)

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		120,514	115,366	119,578	114,046
Diluted		122,660	115,366	121,488	114,046

44

Vermilion Energy Inc.	2017 Second Quarter Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Note	2017	2016	2017	2016
OPERATING
Net earnings (loss)		48,264	(55,696)	92,804	(141,544)
Adjustments:
Accretion	5	6,748	6,025	13,130	12,134
Depletion and depreciation	3, 4	126,269	131,793	241,678	257,591
Impairment		-	-	-	14,762
Unrealized (gain) loss on derivative instruments		(23,283)	72,436	(103,148)	63,382
Equity based compensation		13,896	13,267	32,634	34,104
Unrealized foreign exchange (gain) loss		(38,616)	2,804	(34,098)	1,234
Unrealized other expense		210	20	240	107
Deferred taxes		13,635	(44,081)	47,317	(21,535)
Asset retirement obligations settled	5	(2,120)	(2,200)	(4,369)	(4,224)
Changes in non-cash operating working capital		(16,064)	(720)	15,387	(18,480)
Cash flows from operating activities		128,939	123,648	301,575	197,531

INVESTING
Drilling and development	3	(57,681)	(71,296)	(152,845)	(134,069)
Exploration and evaluation	4	(1,194)	(418)	(1,919)	(418)
Property acquisitions	3, 4	(993)	(8,550)	(3,613)	(9,420)
Changes in non-cash investing working capital		(12,039)	1,477	(4,845)	(2,610)
Cash flows used in investing activities		(71,907)	(78,787)	(163,222)	(146,517)

FINANCING
Borrowings (repayments) on the revolving credit facility	6	5,269	(77,893)	(488,759)	191,667
Issuance (repayment) of senior unsecured notes	6	-	-	391,906	(225,000)
Decrease in finance lease obligation		(1,150)	(998)	(2,381)	(1,893)
Cash dividends		(48,206)	(23,562)	(89,126)	(48,104)
Cash flows used in financing activities		(44,087)	(102,453)	(188,360)	(83,330)
Foreign exchange gain (loss) on cash held in foreign currencies		1,631	(459)	2,956	(4,165)

Net change in cash and cash equivalents		14,576	(58,051)	(47,051)	(36,481)
Cash and cash equivalents, beginning of period		1,148	63,246	62,775	41,676
Cash and cash equivalents, end of period		15,724	5,195	15,724	5,195

Supplementary information for cash flows from operating activities
Interest paid		10,843	19,414	23,177	40,725
Income taxes paid (refunded)		10,101	(7,869)	15,109	(5,479)

45

Vermilion Energy Inc.	2017 Second Quarter Report

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Six Months Ended
	June 30,	June 30,
	2017	2016
SHAREHOLDERS' CAPITAL
Balance, beginning of period	2,452,722	2,181,089
Shares issued for the Dividend Reinvestment Plan	64,747	98,506
Vesting of equity based awards	69,675	67,146
Equity based compensation	6,397	5,328
Share-settled dividends on vested equity based awards	8,473	3,242
Balance, end of period	2,602,014	2,355,311
CONTRIBUTED SURPLUS
Balance, beginning of period	101,788	107,946
Equity based compensation	26,237	28,776
Vesting of equity based awards	(69,675)	(67,146)
Balance, end of period	58,350	69,576
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period	30,339	113,647
Currency translation adjustments	33,535	(68,856)
Balance, end of period	63,874	44,791
DEFICIT
Balance, beginning of period	(1,006,386)	(544,023)
Net earnings (loss)	92,804	(141,544)
Dividends declared	(154,451)	(147,509)
Share-settled dividends on vested equity based awards	(8,473)	(3,242)
Balance, end of period	(1,076,506)	(836,318)

TOTAL SHAREHOLDERS' EQUITY	1,647,732	1,633,360

Please refer to Financial Statement Note 7 (Shareholders’ Capital) and Note 9 (Equity Based Compensation) for additional information.

46

Vermilion Energy Inc.	2017 Second Quarter Report

notes to the CONDENSED Consolidated INTERIM Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim financial reporting” and have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2016, which are contained within Vermilion’s Annual Report for the year ended December 31, 2016 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on July 25, 2017.

2. SEGMENTED INFORMATION

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

	Three Months Ended June 30, 2017
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Drilling and development	20,599	16,543	5,973	326	(73)	9,158	5,155	-	57,681
Exploration and evaluation	-	139	-	-	-	-	-	1,055	1,194
Oil and gas sales to external customers	83,643	63,615	19,126	16,167	36,671	48,061	4,108	-	271,391
Royalties	(8,805)	(6,247)	(296)	(1,228)	-	-	(1,160)	-	(17,736)
Revenue from external customers	74,838	57,368	18,830	14,939	36,671	48,061	2,948	-	253,655
Transportation	(3,944)	(3,686)	-	(1,955)	(1,258)	-	-	-	(10,843)
Operating	(19,347)	(12,153)	(4,892)	(5,753)	(4,903)	(15,639)	(387)	-	(63,074)
General and administration	(3,127)	(3,713)	(560)	(2,099)	(695)	(896)	(1,127)	(950)	(13,167)
PRRT	-	-	-	-	-	(6,468)	-	-	(6,468)
Corporate income taxes	-	(1,830)	(754)	-	-	(1,192)	-	(271)	(4,047)
Interest expense	-	-	-	-	-	-	-	(15,508)	(15,508)
Realized gain on derivative instruments	-	-	-	-	-	-	-	5,342	5,342
Realized foreign exchange gain	-	-	-	-	-	-	-	981	981
Realized other income	-	-	-	-	-	-	-	252	252
Fund flows from operations	48,420	35,986	12,624	5,132	29,815	23,866	1,434	(10,154)	147,123

47

Vermilion Energy Inc.	2017 Second Quarter Report

	Three Months Ended June 30, 2016
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Drilling and development	5,619	12,772	8,566	592	2,172	39,939	1,636	-	71,296
Exploration and evaluation	-	-	-	-	-	-	-	418	418
Oil and gas sales to external customers	61,731	61,591	23,973	6,280	23,360	33,713	2,207	-	212,855
Royalties	(3,770)	(6,564)	(396)	(964)	-	-	(661)	-	(12,355)
Revenue from external customers	57,961	55,027	23,577	5,316	23,360	33,713	1,546	-	200,500
Transportation	(3,759)	(3,476)	-	(1,051)	(1,574)	-	-	-	(9,860)
Operating	(16,460)	(11,265)	(4,306)	(2,506)	(5,177)	(12,100)	(302)	-	(52,116)
General and administration	(4,305)	(4,734)	(1,223)	(2,474)	(1,106)	(1,788)	(697)	834	(15,493)
PRRT	-	-	-	-	-	(144)	-	-	(144)
Corporate income taxes	-	(921)	(3,260)	-	-	(1,126)	-	(257)	(5,564)
Interest expense	-	-	-	-	-	-	-	(13,647)	(13,647)
Realized gain on derivative instruments	-	-	-	-	-	-	-	21,501	21,501
Realized foreign exchange gain	-	-	-	-	-	-	-	1,329	1,329
Realized other income	-	-	-	-	-	-	-	62	62
Fund flows from operations	33,437	34,631	14,788	(715)	15,503	18,555	547	9,822	126,568

	Six Months Ended June 30, 2017
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,532,263	830,551	203,918	294,665	707,000	261,176	77,824	105,533	4,012,930
Drilling and development	78,056	37,459	7,685	1,232	(877)	12,596	16,694	-	152,845
Exploration and evaluation	-	139	-	-	-	-	-	1,780	1,919
Oil and gas sales to external customers	159,143	123,225	45,888	34,135	81,319	83,048	6,234	-	532,992
Royalties	(17,304)	(11,567)	(715)	(2,596)	-	-	(1,759)	-	(33,941)
Revenue from external customers	141,839	111,658	45,173	31,539	81,319	83,048	4,475	-	499,051
Transportation	(8,047)	(6,718)	-	(3,440)	(2,457)	-	-	-	(20,662)
Operating	(36,017)	(23,522)	(9,733)	(10,674)	(8,902)	(25,675)	(672)	-	(115,195)
General and administration	(4,825)	(6,783)	(1,156)	(3,979)	(1,133)	(3,326)	(2,132)	(2,984)	(26,318)
PRRT	-	-	-	-	-	(11,902)	-	-	(11,902)
Corporate income taxes	-	(6,812)	(1,661)	-	-	(2,588)	-	(465)	(11,526)
Interest expense	-	-	-	-	-	-	-	(30,203)	(30,203)
Realized gain on derivative instruments	-	-	-	-	-	-	-	3,491	3,491
Realized foreign exchange gain	-	-	-	-	-	-	-	3,527	3,527
Realized other income	-	-	-	-	-	-	-	294	294
Fund flows from operations	92,950	67,823	32,623	13,446	68,827	39,557	1,671	(26,340)	290,557

	Six Months Ended June 30, 2016
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,542,342	811,724	180,403	152,627	809,690	263,723	52,651	131,625	3,944,785
Drilling and development	35,390	26,235	11,562	1,131	5,248	47,766	6,737	-	134,069
Exploration and evaluation	-	-	-	-	-	-	-	418	418
Oil and gas sales to external customers	117,841	109,716	51,259	13,972	40,364	53,648	3,440	-	390,240
Royalties	(9,268)	(13,330)	(856)	(1,831)	-	-	(1,031)	-	(26,316)
Revenue from external customers	108,573	96,386	50,403	12,141	40,364	53,648	2,409	-	363,924
Transportation	(7,910)	(7,189)	-	(1,938)	(3,213)	-	-	-	(20,250)
Operating	(37,803)	(25,585)	(10,282)	(5,099)	(8,803)	(19,591)	(581)	-	(107,744)
General and administration	(6,781)	(9,410)	(1,996)	(4,902)	(2,294)	(3,113)	(1,829)	1,255	(29,070)
PRRT	-	-	-	-	-	(272)	-	-	(272)
Corporate income taxes	-	(955)	(5,460)	-	-	(1,903)	-	(406)	(8,724)
Interest expense	-	-	-	-	-	-	-	(28,397)	(28,397)
Realized gain on derivative instruments	-	-	-	-	-	-	-	49,924	49,924
Realized foreign exchange gain	-	-	-	-	-	-	-	677	677
Realized other income	-	-	-	-	-	-	-	167	167
Fund flows from operations	56,079	53,247	32,665	202	26,054	28,769	(1)	23,220	220,235

48

Vermilion Energy Inc.	2017 Second Quarter Report

Reconciliation of fund flows from operations to net earnings (loss)

	Three Months Ended		Six Months Ended
($M)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Fund flows from operations	147,123	126,568	290,557	220,235
Accretion	(6,748)	(6,025)	(13,130)	(12,134)
Depletion and depreciation	(126,269)	(131,793)	(241,678)	(257,591)
Impairment	-	-	-	(14,762)
Unrealized gain (loss) on derivative instruments	23,283	(72,436)	103,148	(63,382)
Equity based compensation	(13,896)	(13,267)	(32,634)	(34,104)
Unrealized foreign exchange gain (loss)	38,616	(2,804)	34,098	(1,234)
Unrealized other expense	(210)	(20)	(240)	(107)
Deferred taxes	(13,635)	44,081	(47,317)	21,535
Net earnings (loss)	48,264	(55,696)	92,804	(141,544)

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

($M)	2017
Balance at January 1	3,433,245
Additions	152,845
Property acquisitions	3,573
Changes in asset retirement obligations	(1,598)
Depletion and depreciation	(237,869)
Foreign exchange	87,985
Balance at June 30	3,438,181

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	2017
Balance January 1	274,830
Additions	1,919
Property acquisitions	40
Changes in asset retirement obligations	4
Depreciation	(4,826)
Foreign exchange	1,990
Balance June 30	273,957

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	2017
Balance at January 1	525,022
Additional obligations recognized	1,151
Changes in estimates	(112)
Obligations settled	(4,369)
Accretion	13,130
Changes in discount rates	(2,633)
Foreign exchange	18,214
Balance at June 30	550,403

49

Vermilion Energy Inc.	2017 Second Quarter Report

6. LONG-TERM DEBT

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
($M)	June 30, 2017	Dec 31, 2016
Revolving credit facility	879,169	1,362,192
Senior unsecured notes	383,066	-
Long-term debt	1,262,235	1,362,192

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at June 30, 2017 is $386.7 million.

The following table reconciles the change in Vermilion’s long-term debt:

($M)	2017
Balance at January 1	1,362,192
Repayments on the revolving credit facility	(488,759)
Issuance of senior unsecured notes	391,906
Amortization of transaction costs and prepaid interest	624
Foreign exchange	(3,728)
Balance at June 30	1,262,235

Revolving Credit Facility

At June 30, 2017, Vermilion had in place a bank revolving credit facility maturing May 31, 2021 with the following terms:

	As at
	June 30,	Dec 31,
($M)	2017	2016
Total facility amount	1,400,000	2,000,000
Amount drawn	(879,169)	(1,362,192)
Letters of credit outstanding	(4,500)	(20,100)
Unutilized capacity	516,331	617,708

The facility is extendable from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins. As at June 30, 2017, a 1% increase in the average Canadian prime interest rate would decrease comprehensive income before tax by $4.5 million (and vice versa).

In April 2017, as a result of proceeds from the issuance of the senior unsecured notes and projected liquidity requirements, Vermilion elected to reduce the total facility amount from $2.0 billion to $1.4 billion.

As at June 30, 2017, the revolving credit facility was subject to the following financial covenants:

		As at
		June 30,	Dec 31,
Financial covenant	Limit	2017	2016
Consolidated total debt to consolidated EBITDA	4.0	1.91	2.36
Consolidated total senior debt to consolidated EBITDA	3.5	1.30	2.32
Consolidated total senior debt to total capitalization	55%	30%	46%

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Vermilion Energy Inc.	2017 Second Quarter Report

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under International Financial Reporting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Finance lease obligation”.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on the balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

As at June 30, 2017 and December 31, 2016, Vermilion was in compliance with the above covenants.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount plus any accrued and unpaid interest to the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus an applicable premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest.

Year	Redemption price
2020	104.219%
2021	102.819%
2022	101.406%
2023 and thereafter	100.000%

7. SHAREHOLDERS’ CAPITAL

The following table reconciles the change in Vermilion’s shareholders’ capital:

	Shares
Shareholders’ Capital	('000s)	Amount ($M)
Balance as at January 1	118,263	2,452,722
Shares issued for the Dividend Reinvestment Plan	1,325	64,747
Vesting of equity based awards	1,059	69,675
Shares issued for equity based compensation	130	6,397
Share-settled dividends on vested equity based awards	170	8,473
Balance as at June 30	120,947	2,602,014

Dividends declared to shareholders for the six months ended June 30, 2017 were $154.5 million (2016 - $147.5 million).

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue, Vermilion declared dividends totalling $26.1 million or $0.215 per share.

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Vermilion Energy Inc.	2017 Second Quarter Report

8. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital.

In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to annualized fund flows from operations:

	Three Months Ended		Six Months Ended
($M except as indicated)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Long-term debt	1,262,235	1,349,366	1,262,235	1,349,366
Current liabilities	247,768	278,831	247,768	278,831
Current assets	(195,237)	(229,247)	(195,237)	(229,247)
Net debt	1,314,766	1,398,950	1,314,766	1,398,950

Fund flows from operations	147,123	126,568	290,557	220,235
Annualized fund flows from operations	588,492	506,272	581,114	440,470

Ratio of net debt to annualized fund flows from operations	2.2	2.8	2.3	3.2

9. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan (“VIP”):

Number of Awards ('000s)	2017
Opening balance	1,738
Granted	524
Vested	(539)
Forfeited	(27)
Closing balance	1,696

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Vermilion Energy Inc.	2017 Second Quarter Report

10. FINANCIAL INSTRUMENTS

The following table summarizes the increase (positive values) or decrease (negative values) to comprehensive income before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	June 30, 2017
Currency risk - Euro to Canadian
5% increase in strength of the Canadian dollar against the Euro	(1,468)
5% decrease in strength of the Canadian dollar against the Euro	1,468

Currency risk - US $ to Canadian
5% increase in strength of the Canadian dollar against the US $	(13,821)
5% decrease in strength of the Canadian dollar against the US $	13,821

Commodity price risk
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(16,700)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	18,636

€ 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(31,202)
€ 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	37,920

The above table shows the before tax effect on comprehensive income for a 5% change in the US dollar to Canadian dollar exchange rate based on derivative instruments, long-term debt, and other financial instruments as at June 30, 2017.  A 5% increase in the strength of the Canadian dollar against the US dollar would result in a $13.8 million decrease to comprehensive income before tax due to the impact of US $0.6 billion notional of cross currency interest rate swaps outstanding as at June 30, 2017 and effective for July 2017.

Subsequent to June 30, 2017, Vermilion repaid $0.6 billion of borrowings on the revolving credit facility bearing interest at CDOR (Canadian Dollar Offered Rate) plus applicable margins and simultaneously borrowed US $0.5 billion on the revolving credit facility bearing interest at LIBOR plus applicable margins.  As this transaction occurred subsequent to the balance sheet date, it is not included in the calculations shown in the above table. If included, a 5% increase in strength of the Canadian dollar against the US dollar as at June 30, 2017 would increase comprehensive income before tax by $18.2 million (and vice versa).

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Vermilion Energy Inc.	2017 Second Quarter Report

DIRECTORS

Lorenzo Donadeo [1]
Calgary, Alberta

Larry J. Macdonald [2,3,4,5]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

Stephen P. Larke [3,4]

Calgary, Alberta

Loren M. Leiker [6]

Houston, Texas

William F. Madison [5,6]
Sugar Land, Texas

Timothy R. Marchant [5,6]
Calgary, Alberta

Anthony Marino
Calgary, Alberta

Robert Michaleski [3,4]

Calgary, Alberta

Sarah E. Raiss [4,5]

Calgary, Alberta

William Roby [5,6]

Katy, Texas

Catherine L. Williams [3,4]
Calgary, Alberta

[1]        Chairman of the Board

[2]        Lead Director

[3]        Audit Committee

[4]        Governance and Human Resources Committee

[5]        Health, Safety and Environment Committee

[6]        Independent Reserves Committee

ABBREVIATIONS

$M          thousand dollars

$MM       million dollars

AECO     the daily average benchmark price for natural gas at the AECO

‘C’ hub in Alberta

bbl(s)      barrel(s)

bbls/d     barrels per day

boe        barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d     barrel of oil equivalent per day

GJ          gigajoules

HH          Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana

mbbls      thousand barrels

mcf         thousand cubic feet

mmbtu    million British thermal units

mmcf/d    million cubic feet per day

MWh       megawatt hour

NBP         the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.

NGLs       natural gas liquids, which includes butane, propane, and ethane

PRRT      Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

TTF         the price for natural gas in the Netherlands at the Title Transfer Facility Virtual Trading Point.

WTI         West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

OFFICERS AND KEY PERSONNEL

CANADA
Anthony Marino
President & Chief Executive Officer

Curtis W. Hicks

Executive Vice President & Chief Financial Officer

Mona Jasinski

Executive Vice President, People and Culture

Michael Kaluza

Executive Vice President & Chief Operating Officer

Dion Hatcher

Vice President Canada Business Unit

Terry Hergott

Vice President Marketing

Daniel Goulet

Director Corporate HSE

Bryce Kremnica

Director Field Operations - Canada Business Unit

Kyle Preston

Director Investor Relations

Mike Prinz

Director Information Technology & Information Systems

Jenson Tan

Director Business Development

Robert (Bob) J. Engbloom

Corporate Secretary

UNITED STATES

Daniel G. Anderson

Managing Director - U.S. Business Unit

Timothy R. Morris

Director U.S. Business Development - U.S.

Business Unit

EUROPE

Gerard Schut

Vice President European Operations

Darcy Kerwin

Managing Director - France Business Unit

Scott Seatter

Managing Director - Netherlands Business Unit

Albrecht Moehring

Managing Director - Germany Business Unit

Bryan Sralla

Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake

Managing Director - Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Alberta Treasury Branches

Bank of America N.A., Canada Branch

BNP Paribas, Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

HSBC Bank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Wells Fargo Bank N.A., Canadian Branch

Barclays Bank PLC

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Director Investor Relations

403-476-8431 TEL

403-476-8100 FAX
1-866-895-8101 IR TOLL FREE
investor_relations@vermilionenergy.com

54

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION ENERGY

Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com